SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

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Confidential

January 10, 2014

Mail Stop 3720

Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Ajay Koduri, Staff Attorney

Ivette Leon, Assistant Chief Accountant

Christy Adams, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tarena International, Inc.

CIK No. 0001592560

Response to the Staff’s Comment Letter Dated December 20,

2013

Dear Mr. Spirgel, Ms. Murphy, Mr. Koduri, Ms. Leon and Ms. Adams:

On behalf of our client, Tarena International, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 20, 2013. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

January 10, 2014

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on November 26, 2013, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments.

General

1.	We remind you of the Rule in Item 8(A)(4) of Form 20-F, that in the case of a company’s initial public offering, the audited financial statements must be as of a date not older than 12 months at the time the document is filed. In this regard, please revise as needed based upon this rule.

The Staff’s comment is noted. The Company respectfully advises the Staff that the Company is relying on Section 1220.2 of the Division of Corporate Finance Financial Reporting Manual in submitting the Revised Draft Registration Statement with the latest financial statements as of and for the nine months ended September 30, 2013.

Section 1220.2 (Rule for Initial Filers) provides the following:

The balance sheet date in an initial registration statement must not be more than 134 days old, except that third quarter data is timely through the 45th day after the most recent fiscal year-end for all filers, and except that third quarter data is timely through the 90th day after the most recent fiscal year-end for a Smaller Reporting Company if the SRC expects to report income from continuing operations before taxes in the year just completed and has reported income from continuing operations before taxes in at least one of the two years previous to the year just completed. After the 45th or 90th day, as applicable, audited financial statements for that fiscal year must be included in the registration.

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As such, the Company believes that its 2013 third quarter financial data is timely through the 45th day after the end of 2013, which would be February 14, 2014. The Company will include the audited financial statement for the year ended December 31, 2013 in submissions and filings made after February 14, 2014.

2.	Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Staff’s comment is noted. The Company confirms that it will include the estimated price range, estimated size of the offering and all other required information in subsequent amendments to its Form F-1 prior to any distribution of preliminary prospectuses as soon as such information becomes available.

3.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

The Company respectfully advises the Staff that the underwriting arrangement is not yet finalized and FINRA’s clearance is expected to be obtained before the effectiveness of the registration statement. The Company confirms that a copy of FINRA’s no objection letter will be provided as soon as it is available.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

January 10, 2014

The Company confirms that neither the Company nor any of its authorized representatives has presented to potential investors any written communication in reliance on Section 5(d) of the Securities Act. The Company further confirms that no broker or dealer that is participating or will participate in the Company’s offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the JOBS Act.

5.	Provide us with copies of any industry analysis or reports that you cite or upon which you rely, including, but not limited to, market research reports and data prepared by IDC. Confirm for us that these documents are publicly available. Please clearly mark the specific portions that you are relying upon so that we can reference them easily.

In response to the Staff’s comment, the Company has provided in Annex A copies of the IDC report and other backup documents supporting the various industry-related statements in the Revised Draft Registration Statement. The specific portions of these documents are also marked for your easy reference. The Company further advises the Staff that all of these backup documents, including the IDC report, are publicly available.

6.	Please provide us with English versions of your VIE agreements.

In response to the Staff’s comment, the Company has provided English translations of its VIE agreements as Exhibits 10.4 to 10.25 to the Revised Draft Registration Statement.

Prospectus Summary, page 1

7.	Revise your disclosure to distinguish your current operations from any prospective endeavors. Prominently disclose that you derive a majority of your net revenues from Java courses. Disclose that in 2011, 2012 and the nine months ended September 30, 2013, your Java course contributed approximately 73.4%, 73.3% and 65.1% of your net revenues, respectively. To provide balance in this disclosure, state the risk that reduction of usage of Java in the IT industry would impact your operations and financial results. With this in mind, please revise statements indicating more aspirational roles in this business area. By way of example, we include such statements that:

•	You are the largest provider in China of IT professional education services;

January 10, 2014

•	The basis for your statement that you believe that you are one of China’s leading brands in professional education;

•	What makes your platform innovative; and

•	What exactly your “partnership” with global Fortune 500 companies includes.

Java Courses and Importance of Java to the IT Industry

In response to the Staff’s comment, the Company has revised disclosure on pages 2, 3, 16 and 91 of the Revised Draft Registration Statement to disclose (i) the revenue contribution of the Java course in 2011, 2012 and the nine months ended September 30, 2013 and (ii) the risks to the Company’s results of operations from a decrease in the popularity or usage of Java in the IT industry.

The Company respectfully advises the Staff that Java is one of the most widely used programming languages in the global IT industry (see TIOBE Programming Community index at http://www.tiobe.com/index.php/content/paperinfo/tpci/index.html), and that Java engineers are the most sought after among all software engineers by employers in China (based on data from 51Job, one of the leading recruiting websites in China). According to the TIOBE Programming Community index, Java has been one of the top two most popular programming languages globally since 2002. According to data compiled from 51job.com, recruitment ads posted by employers seeking to hire Java engineers in China outnumbered recruitment ads for any other software coding language engineers in the two months ended December 31, 2013. The popularity of Java has made Java one of the most desired skills for prospective entrants into the IT industry, and has made Java courses among the most popular IT professional education courses for education service providers and students in China. Therefore, the fact that the Company generated a significant portion of its revenues from Java training courses reflect the hiring demands in the IT industry in China, which also contributes to the Company’s leading market position in IT professional education services in China.

The Company respectfully advises the Staff that the Company has highlighted its reliance on Java courses in the Prospectus Summary, Risk Factors and the Consolidated Financial Statements of the Revised Draft Registration Statement.

January 10, 2014

Market Position in China’s IT Professional Education Services Market

The Company respectfully advises the Staff that the Company is the largest provider of IT professional education services in China as measured by revenues in 2013, according to the IDC report. In response to the Staff’s comment, the Company has also revised the referenced disclosure on pages 1, 67 and 89 to include the Company’s market shares in the IT professional education services market in China.

China’s leading brands in professional education

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1 and 89 of the Revised Draft Registration Statement to provide the basis for the statement about the “Tarena” brand.

Innovative Platform

The Company respectfully advises the Staff that the Company believes its platform is innovative for the following two reasons:

•	Uniqueness: The Company sampled ten Chinese education companies that are listed in the U.S. Six of these ten companies primarily deliver their education services offline with teachers in local centers. Four of these ten companies offer their education services primarily online.

•

Synergy: The Company’s platform offers a hybrid learning model that combines the benefits of both traditional classroom-based learning and online learning. Unlike the traditional classroom-based learning model, which could be time-consuming and costly

January 10, 2014

the hybrid learning model is highly scalable given its ability to deliver instruction via webcast using one teacher to a widespread audience while ensuring consistent teaching quality across geographies. In addition, the hybrid learning model is capable of creating a more disciplined and focused learning environment through requiring class attendance in the learning centers and offering on-site support by teaching assistants to tutor and supervise students in each classroom, which is the main advantage over the pure online learning model.

The Company respectfully advises the Staff that the advantages of the hybrid learning model over traditional offline and online learning models are described in greater detail in the Industry Overview section of the Revised Draft Registration Statement.

Partnership with Global Fortune 500 Companies

In response to the Staff’s comment, the Company has revised disclosure on pages 1, 89 and 100 of the Revised Draft Registration Statement.

8.	Revise to disclose the more specific findings of the IDC report. Given your reliance on Java, please explain your current disclosure that the IDC report says that you are the largest provider of IT professional education services in China.

The Company respectfully refers the Staff to the responses to the Staff’s comment 7 above.

9.	Include balanced disclosure to present your position in this industry among the competition, by market share, regionally relevant as necessary, revenue, etc. We note your disclosure on page 100. Tell us why the market information you provide with this revision is directly applicable to your business, taking into consideration your reliance on Java.

The Company respectfully refers the Staff to its responses to the Staff’s comment 7 above.

10.	Tell us, with a view toward disclosure, which entity holds your intellectual property, including registered 13 software copyrights for your proprietary TTS and your one trademark, registered 40 domain names relating to your business, including your www.tarena.com.cn and www.it211.com.cn websites, etc.

January 10, 2014

The Company respectfully advises the Staff that Tarena Tech (the WFOE) holds 13 registered software copyrights, two trademarks and 39 registered domain names including www.tarena.com.cn.

Beijing Tarena (the VIE) only holds one domain name, www.it211.com.cn.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 102 and 111 of the Revised Draft Registration Statement to disclose the above.

11.	Please clarify in plain English your use of “high-demand industry verticals.”

The Company respectfully advises the Staff that “high-demand industry verticals” means industries with significant growth potential and high employee hiring demands. In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 67, 89 and 96 of the Revised Draft Registration Statement.

12.	Please expand your disclosure to explain how you deliver high quality lectures through a group of experienced and passionate instructors in Beijing to a nationwide network of 86 directly operated learning centers in 32 cities in China. For example, if these lectures are broadcast live over your website to students sitting in learning centers, this should be made clear. Articulate the breakdown of in-audience live lectures, broadcast live lectures and pre-recorded videos. Provide a basis for your statement that you do this “without impacting the quality of [y]our course offerings.”

The Company respectfully advises the Staff that:

•	for each of its lectures, there is one (and only one) classroom located in Beijing with in-audience live lecture where the instructor delivers lectures to students in the same classroom;

•	other students sitting in all other classrooms in learning centers across China simultaneously watch a live webcast of these lectures;

January 10, 2014

•	as a general practice, the Company does not use pre-recorded lectures in classes, except in the event of service interruptions or for the learning sites on university campuses where the students are not able to follow the Company’s class schedules due to logistical reasons.

The Company respectfully advises the Staff that these lectures are not broadcast through the Company’s website. Rather, the Company webcasts the lectures to the Company’s learning centers across China via the dedicated telecommunications networks or over public Internet infrastructure. The students are required to physically attend classes and watch the live webcast of the lectures at the Company’s learning centers.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 67 and 89 of the Revised Draft Registration Statement.

13.	Distinguish between your students’ involvement with instructors as opposed to your in-class teaching assistants who “coach, tutor and supervise” students.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 67, 86, 89, 91, 94, 95 and 98 of the Revised Draft Registration Statement.

14.	Please explain how your student-to-instructor ratio is broken down. For example, are these all live lectures broadcast from the Beijing instructors? If so, to what size “classes” in how many cities, etc.

The Company respectfully advises the Staff that for each of its lectures, there is one (and only one) classroom which is in Beijing where the instructor delivers lectures to students in person, and students sitting in all other classrooms in learning centers across China simultaneously watch a live webcast of these lectures. Therefore, other than the students in one classroom who attend the lectures in-person, the other students in China attend the lectures via live webcast.

As disclosed on page 94 of the Revised Draft Registration Statement, the Company’s classrooms vary in terms of size, being able to host between 30 and 80 students.

15.	To provide balance and context, please disclose that the registrant is a holding company and clarify that your operational consolidated

January 10, 2014

affiliated entity in the PRC includes a variable interest entity holding the ICP license, material to your business operations and financial results. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIE in your financial statements. Disclose that, if your PRC VIE and its shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to use the material ICP license to operate your business and that you are not eligible as a FIE to hold an ICP. Disclose the percentage of revenues in your consolidated financial statements that are derived from your use of the ICP held by the VIE.

The Company respectfully advises the Staff that as disclosed on pages 4 and 60 of the Revised Registration Statement, none of the Company’s two consolidated VIEs, namely Beijing Tarena and Shanghai Tarena, currently generates significant revenues. For the nine months ended September 30, 2013, these two VIEs contributed 14.8% of the Company’s total net revenues. The Company expects that the revenues contribution from the VIEs for the fourth quarter of 2013 is even lower. This is because the Company has gradually transferred most of its operations, including related assets and liabilities of its consolidated VIEs, to the WFOE and the WFOE’s subsidiaries and schools in light of the new PRC Catalogue for the Guidance of Foreign Investment Industries (amended) effective in January 2012, which listed professional education service as an industry for which foreign investment is “encouraged” by the government.

The Company is in the process of winding down Shanghai Tarena. The Company expects to continue to control and consolidate Beijing Tarena, which holds an ICP license. This ICP license held by Beijing Tarena is necessary for the operation of its www.it211.com.cn website. However, www.it211.com.cn is primarily a marketing platform for the Company, and it does not generate any meaningful revenues for the Company and the Company does not rely on this website for delivering lectures. As explained in detail in the Company’s response to the Staff’s comment 12 above, the lectures are not broadcast through the Company’s website; rather, the Company webcasts the lectures to the Company’s learning centers across China via the dedicated telecommunications networks or over public Internet

January 10, 2014

infrastructure. However, in order to provide the investors with full disclosure, the Company has included extensive disclosure on the VIE structure in the Prospectus Summary, Risk Factors and the Corporate History and Structure sections.

In response to the Staff’s comment, the Company has further revised disclosure on pages 2 and 89 of the Revised Draft Registration Statement.

16.	We note your disclosure on pages 18 and 19 regarding a risk factor concerning learning centers operating outside their scope or license. Please summarize this risk in the Prospectus Summary or Challenges section, breaking out the categories by degree of risk, e.g., 29.9% of your student enrollments are from learning centers with neither professional education services nor education information related consultation as an authorized scope of business, 14.3% of your student enrollments come from centers operated outside their approved districts without obtaining relevant licenses and permits, etc. The extent of these risks should be prominently disclosed. We note your disclosure on pages 18-19.

In response to the Staff’s comment, the Company has revised disclosure on page 4 of the Revised Draft Registration Statement.

17.	We note your disclosure on page 20 regarding a risk factor concerning your cooperative relationship with certain financing entities. Please summarize this risk in the Prospectus Summary or Challenges section.

In response to the Staff’s comment, the Company has revised disclosure on page 3 of the Revised Draft Registration Statement.

18.	We note your disclosure at the bottom of page 21 and top of page 22 regarding your leasehold interests. Please summarize this risk in the Prospectus Summary or Challenges section.

In response to the Staff’s comment, the Company has revised disclosure on page 4 of the Revised Draft Registration Statement.

Organizational Chart, page 4

19.	Amend your chart to include your subsidiaries and schools, including principals and control people. Please include sponsor information for the schools and distinguish them from subsidiaries of which you hold direct equity.

January 10, 2014

In response to the Staff’s comment, the Company has revised disclosure on pages 5 and 61 of the Revised Draft Registration Statement. The Company has included the principals in a foot note to the chart.

Risk Factors, page 14

The operations of certain of our learning centers are, or may be deemed by relevant PRC government authorities to be..., page 19

20.	Please revise your disclosure to make clear how you have actually “changed the sponsors of two schools” yet the change is not effective. Make clear what will happen if you do not receive approval.

The Company respectfully advises the Staff that the final filing for the change of sponsor for Guangzhou Tarena Software Professional Education School (“Guangzhou School”) was duly made on November 25, 2013. The change of sponsor for Guangzhou School has become effective. Therefore, the Company has deleted the referenced disclosure on page 20 of the Revised Draft Registration Statement.

January 10, 2014

For Wuhan Tarena Professional Education School (“Wuhan School”), the Company changed the shareholder of Wuhan School’s sponsor from the VIE to a subsidiary of the WFOE on December 26, 2013 and hence changed Wuhan School from a school indirectly owned by the VIE to a school indirectly owned by the WFOE. Therefore, the Company has deleted the referenced disclosure on page 20 of the Revised Draft Registration Statement.

Risks Relating to Our Corporate Structure, page 26

If the PRC government finds that the agreements that establish the structure for holding our ICP license do not comply with applicable PRC laws and regulations, we could be subject to severe penalties, page 26

21.	Add the PRC law on the foreign ownership restriction on Internet content and other value-added telecommunication services. We note your disclosure on page 108. The force of the prohibitions and restrictions should be prominent at this risk factor.

January 10, 2014

In response to the Staff’s comment, the Company has revised disclosure on page 27 of the Revised Draft Registration Statement.

22.	Please revise your disclosure throughout this offering document to eliminate reference that you entered into a VIE structure “to comply” with PRC laws and regulations. We note such disclosure on page 108 as well, for example.

In response to the Staff’s comment, the Company has revised disclosure on pages 27, 31, 61 and 112 of the Revised Draft Registration Statement.

23.	Revise your disclosure to state the materiality of the ICP to the entirety of your business operations and financial results. Disclose the portion of your operations that could be run without your ICP license and your www.it211.com.cn website.

In response to the Staff’s comment, the Company has revised disclosure on pages 28 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the ICP license is used by the Company in connection with its operation of www.it211.com.cn, which is used primarily for the Company’s own marketing activities. The ICP license is not used for the live webcast of lectures in the Company’s business operations and therefore the Company does not believe that the ICP license is material to its overall business operations. Other than the marketing efforts on www.it211.com.cn, the Company is able to operate its business without the ICP license.

24.	Describe the risks to your operations of and financial results from your TTS online platform relative to the risks surrounding the ICP.

As discussed in the Company’s response to the Staff’s comment 23 above, the ICP license is used by the Company as part of its marketing efforts on www.it211.com.cn and such ICP license is not used for the provision of online learning modules on the Company’s TTS platform. Therefore, the Company respectfully advises the Staff that the risks surrounding the ICP license are not directly related to the Company’s operations of and financial results from the TTS online platform.

January 10, 2014

25.	Please revise to remove disclosure that reduces the perception of the materiality of the ICP to your entire operations and financial results, including your disclosure here that insignificant revenue is generated from your VIE, Beijing Tarena, etc.

In response to the Staff’s comment, the Company has revised disclosure on pages 27 and 28 of the Revised Draft Registration Statement.

If Beijing Tarena becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy its assets, which could materially and adversely affect our business, page 30

26.	We note your disclosure that “[i]f the shareholders of Beijing Tarena were to attempt to voluntarily dissolve or liquidate Beijing Tarena without obtaining [y]our prior consent, [you] could effectively prevent such unauthorized voluntary liquidation by exercising [y]our right to request Beijing Tarena’s shareholders to transfer all of their equity ownership interest to a PRC entity or individual designated by [you] in accordance with the exclusive option agreements with the shareholders of Beijing Tarena.” Please explain who at the company would exercise this right, including the anticipated shareholding, officer and director control of Mr. Han and his affiliates, including, but not limited to his wife, Ms. Ying Sun.

The Company respectfully advises the Staff that the Company has direct contractual rights to exercise the options to request Beijing Tarena’s shareholders to transfer all of their equity ownership interests in Beijing Tarena to a PRC entity or individual designated by the Company in accordance with the exclusive option agreements (the “Options”). Pursuant to the Company’s current memorandum and articles of association and the Companies Law of the Cayman Islands, the business of the Company, including the proposed exercise of the Options, shall be resolved by the board of directors by way of a majority of votes of the members of the board at a board meeting or resolution in writing signed by all directors. The Company’s board is currently comprised of three directors, including Mr. Han and two directors appointed by certain private equity investors of the Company.

Currently, Mr. Han and his affiliates, including his wife Ms. Sun, have one seat on the board of directors of the Company. It is expected that Mr. Han and his affiliates will continue to have one seat on the board of directors of the Company after the completion of the initial public offering. Mr. Han and his affiliates,

January 10, 2014

currently beneficially own 35.4% of the outstanding shares of the Company on an as-converted basis. It is expected that Mr. Han and his affiliates will have a reduced beneficial ownership in the Company after the completion of the offering. Currently, Mr. Han and Ms. Sun have two officer positions of the Company and will remain so in the foreseeable future.

Prior to the completion of this offering, the Company expects to have a board of directors that includes the necessary number of independent directors, as well as an audit committee, a compensation committee and a nominating and corporate governance committee in compliance with the relevant rules under the Securities Exchange Act of 1934, as amended, and the listing rules of the relevant stock exchange. The decision by the Company to exercise the Options after the completion of this offering will be made by the then board of directors of the Company.

27.	Disclose the uncertainties in legal proceedings enforcing your VIE agreements accounting for the prohibition on your VIE holding the ICP to assist a foreign investor in any form. We note that “Under the MIIT Circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.” Please include this factor in your current discussion of the event that if the shareholders of Beijing Tarena initiate a voluntary liquidation proceeding without your authorization or attempts to distribute the retained earnings or assets of Beijing Tarena without your prior consent, you may need to resort to legal proceedings to enforce the terms of the contractual agreements. Explain why “the outcome of such legal proceeding would be uncertain.”

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 31 of the Revised Draft Registration Statement.

January 10, 2014

Use of Proceeds, page 52

28.	Please disclose whether you plan to use any of the proceeds from this offering to fund the operations of your VIES and their related entities. Further, disclose whether you plan to use the proceeds from this offering to increase the registered capital of your domestic directly-held PRC subsidiaries and, if so, disclose the names of these entities and regulatory approvals and steps that need to be taken.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Revised Draft Registration Statement.

Corporate History and Structure, page 59

29.	We note that you are in the process of winding down Shanghai Tarena Software Technology Co., Ltd. However, to provide your investors with a complete picture of your current organizational structure, please revise to include Shanghai Tarena in the diagram. Please tell us if any other entities have been excluded from the diagram.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 5 and 61 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that no other entity is excluded from the diagram.

Equity Interest Pledge Agreements, page 62

30.	Please state the steps you have taken to date to register these equity interest pledge agreements with the competent Administration for Industry and Commerce. Include in this disclosure the names of the local AIC offices at which you are in the process of registering such equity pledges.

The Company respectfully advises the Staff that it has completed the registration of the equity interest pledge under the equity interest pledge agreements between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena, as amended and restated, with Changping Bureau of Beijing Administration for Industry and Commerce, and it has also completed the registration of the equity interest pledge under the equity interest pledge agreements between Tarena Tech, Shanghai Tarena and the shareholders of Shanghai Tarena, as amended and restated, with Huangpu Bureau of Shanghai Administration for Industry and Commerce. Therefore, the Company has revised the referenced disclosure on page 63 of the Revised Draft Registration Statement.

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31.	Please reconcile your disclosure that you are in the process of registering the equity pledge agreements with your disclosure on page 27 that in the opinion of Han Kun Law Offices the agreements are valid, binding and enforceable.

The Company respectfully advises the Staff that two different PRC legal concepts are involved here: (i) “contracts”—the equity pledge agreement itself is a contract and becomes effective and enforceable as a contract without being registered; (ii) “property rights”—the pledge on the equity interests is not effective without being registered with the relevant local administration for industry and commerce.

As contracts, the equity pledge agreements between Tarena Tech, Beijing Tarena and the shareholders of Beijing Tarena became effective on the date when the agreements were duly executed by all the parties thereto. Tarena Tech can enforce its contractual rights under the equity pledge agreements, such as the right to request the shareholders of Beijing Tarena to register the equity pledges and demand the shareholders of Beijing Tarena to perform their obligations under equity pledge agreements. As these are contractual rights, Tarena Tech can resort to legal proceedings to enforce these contractual rights.

On the other hand, in order to perfect an equity pledge, registration with the relevant local administration for industry and commerce is required under the PRC Property Rights Law. If an equity pledge is not perfected as a property right after such registration, Tarena Tech will not be able to exercise those rights that are pertinent to property rights (although it can exercise those rights as contractual rights). In particular, if the equity pledge is not registered, it is possible that a third party may acquire property right interests in the equity in good faith, that is, such third party is not aware of the existence of Tarena Tech’s pledges on the equity. For instance:

•	If a third party acquires equity interests from the VIE shareholders in good faith, without the knowledge of the existence of Tarena Tech’s pledges on the equity interests and duly registers such equity interests, the original equity pledges to Tarena Tech, if not registered, does not attach to the equity interests transferred to the third party, and Tarena Tech, as the pledgee, cannot enforce the equity pledge against such third party;

•	If a VIE shareholder pledges his or her equity interests in the VIE to a third party and such third party duly registers the pledge in good faith, Tarena Tech will not have rights in priority with respect to the pledged equity interests vis-à-vis the third party.

January 10, 2014

In summary, the lack of registration of equity pledge does not affect Tarena Tech’s ability to enforce its contractual rights against the VIE shareholders as the equity pledge agreements have been duly executed and therefore are valid, binding and enforceable as contracts. However, the lack of registration of equity pledge will adversely affect Tarena Tech’s ability to enforce the equity pledge against third parties who acquire property right interests in good faith without knowledge of the initial pledge.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

Net Revenues

32.	We refer to your statement that you “generally collect tuition fees in advance.” Please reconcile this statement with your receivable balance of approximately $17 million as of December 31, 2012 and risk factor disclosure on page 25, indicating that your historical outstanding accounts receivable have been relatively high.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company historically offered an option whereby students could pay tuition fees within a period of time after graduation. The Company has gradually phased out this payment option since the beginning of 2013, and expects to substantially end it in 2014. The gradual cessation of such installment payment option has reduced the Company’s outstanding accounts receivables. Starting in 2013, the Company began to collect tuition fees in advance generally.

33.	Expand your disclosure to discuss the economic reasons for your involvement in the Student Loan Program.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67 of the Revised Draft Registration Statement to describe (i) the guarantee fee revenue the Company generated in connection with the Student Loan Program in 2011, 2012 and the nine months ended September 30, 2013 and (ii) the fact that the Company did not generate any interest income in connection with the Student Loan Program.

January 10, 2014

The Company respectfully advises the Staff that the primary purpose of the Student Loan Program is to offer students a source of financing for the payment of tuition fees. The Company respectfully advises the Staff that the Company’s involvement in the Student Loan Program is not driven by the desire to gain any economic interest or guarantee fee revenue from the Student Loan Program.

Liquidity and Capital Resources, page 78

34.	You state that your cash is unrestricted as to withdrawal. Please confirm that this statement applies to cash held in your VIEs.

The Company confirms that the statement of cash being unrestricted as to withdrawal applies to cash held in its consolidated VIEs. The Company further respectfully advises the Staff that the cash balance of its consolidated VIEs can be used only to settle obligations of the consolidated VIEs. The Company has revised the the referenced disclosure on page 80 of the Revised Draft Registration Statement in response to the Staff’s comment.

Principal [and Selling] Shareholders, page 123

35.	Please include the corresponding percentages or portions represented by U.S. holders of your Series A convertible preferred shares and Series B convertible preferred shares.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 127 of the Revised Draft Registration Statement.

Description of Share Capital, page 127

36.	Please revise your disclosure as follows:

•	Make clear, here (under “Voting Rights, page 127”) and under “How do I vote, page 139” the number of days that notice of meetings is to be provided to shareholders;

•	Include the number of “clear days” that notice is to be served to shareholders in your discussion under “Calls on Ordinary Shares and forfeiture, page 129”; and

•	Consider making clear where your bylaws differ from what may be implied by the bulleted list provided under “Exempted Company, page 129”;

January 10, 2014

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 131, 133, 134 and 143 of the Revised Draft Registration Statement.

Taxation, page 150

37.	Please revise your disclosure as follows:

•	Consider including discussion of Hong Kong tax consequences and considerations, including the extent that treaties between Hong Kong and the PRC may apply;

•	Reconcile your discussion of local tax laws in China with your reference in the introductory paragraph under this heading to not discussing state, local and other tax laws; and

•	Revise your reference to “certain” tax considerations in the caption and first sentence under “Certain United States Federal Income Tax Considerations” to make clear that you discuss all material tax consequences and considerations.

In response to the Staff’s comment, the Company has revised disclosure on pages 154 and 155 of the Revised Draft Registration Statement.

Regarding the “Taxation” section, the Company respectfully submits that the “Taxation” section discloses all material jurisdictions (the Cayman Islands, China, and the United States) that are relevant to prospective U.S. investors in connection with their investment in the offering. Although the Company has a subsidiary in Hong Kong, U.S. investors in the offering should not be subject to or directly impacted by taxation in Hong Kong solely as a result of investing in the offering. Accordingly, the Company believes that including Hong Kong in the “Taxation” section would not provide any meaningful information to potential investors.

The Company further advises the Staff that disclosure of taxation in Hong Kong related to the Company’s results of operations is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section on page 67 of the Revised Draft Registration Statement.

January 10, 2014

Consolidated Balance Sheets, page F-3

38.	Please revise to include a pro forma balance sheet alongside your most recent historical balance sheet to reflect the conversion of preferred into common stock (excluding effects of offering).

In response to the Staff’s comment, the Company has revised its unaudited condensed consolidated balance sheet on page F-40 of the Revised Draft Registration Statement to include a pro forma balance sheet as of September 30, 2013 presented alongside the historical balance sheet giving effect to the conversion of the Company’s Series A, B and C convertible redeemable preferred shares into ordinary shares (excluding effects of offering proceeds).

Note 1. Description of Business, Organization, Basis of Presentation and Significant Concentrations and Risks

Note 1(b) Organization, page F-7

39.	We direct you to the fourth sentence in the second paragraph of this section on page F-7. You refer to a series of contractual agreements and arrangements “among Tarena International, Beijing Tarena Technology Co., Ltd. (a wholly-owned subsidiary of Tarena International or the “WFOE”)” and the Tarena Entities. Revise to correctly identify the name of the WFOE or explain. We note that Tarena Technologies Inc. is identified as the WFOE in your organizational chart presented on pages 4 and 60.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Revised Draft Registration Statement.

40.	Please identify the individuals of the board of directors, management and legal representatives of Tarena International, Inc., Tarena Technologies, Inc. and Beijing Tarena. For each of those identified, tell us their percentage of ownership and beneficial voting interest in each entity before and after the conversion of preferred shares into Class B shares and the offering. In your response describe any relationships among those identified (e.g., contractual, familial, business, or otherwise) and specifically including Mr. Shaoyun Han and Mr. Jianguang Li, the nominee shareholders of Beijing Tarena.

The Company respectfully refers the Staff to the table below for information on (i) the percentage of ownership, (ii) beneficial voting interest and (iii) relationships of the directors, managers and legal representatives identified before the conversion into Class B ordinary shares and the offering.

January 10, 2014

Tarena International, Inc.

	Percentage of ownership	Beneficial voting interest	Relationships among the individuals identified in this table
Directors
Shaoyun Han	35.4%	35.4%	Shaoyun Han and Ying Sun are husband and wife
Jianguang Li	24.4%	24.4%	none
Yang Zhang	15.0%	15.0%	none
Management
Suhai Ji	less than 1%	less than 1%	none
Ying Sun	35.4%	35.4%	Shaoyun Han and Ying Sun are husband and wife
Yinan Qi	less than 1%	less than 1%	none
Yi Li	less than 1%	less than 1%	none
Jiangyou Wang	less than 1%	less than 1%	none
Xiaolan Tang	less than 1%	less than 1%	none
Legal representative
none

Tarena Technologies, Inc.

	Percentage of ownership	Beneficial voting interest	Relationships among the individuals identified in this table
Directors
Shaoyun Han	0%	35.4%	Shaoyun Han and Ying Sun are husband and wife
Ying Sun	0%	35.4%	Shaoyun Han and Ying Sun are husband and wife
Dan Liu	0%	less than 1%	none
Yinan Qi	0%	less than 1%	none
Jiangyou Wang	0%	less than 1%	none
Management
Shaoyun Han	0%	35.4%	none
Yi Li	0%	less than 1%	none
Legal representative
Shaoyun Han	0%	35.4%	none

January 10, 2014

Beijing Tarena

	Percentage of ownership	Relationships among the individuals identified in this table
Directors
Shaoyun Han	70%	none
Management
Shaoyun Han	70%	none
Yi Li	0%	none
Legal representative
Shaoyun Han	70%	none

In terms of Shaoyun Han’s voting interest in Beijing Tarena, the Company respectfully advises the Staff that pursuant to the power of attorney granted to Tarena Technologies, Inc. by Mr. Shaoyun Han and acknowledged by Beijing Tarena, Shaoyun Han had irrevocably appointed Tarena Technologies, Inc. as the attorney-in-fact to act on his behalf on all matters pertaining to Beijing Tarena and to exercise all of his rights as a shareholder of Beijing Tarena, including but not limited to attend shareholders’ meetings, vote on his behalf on all matters of Beijing Tarena requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing Tarena, and designate and appoint directors and senior management members.

The Company respectfully advises the Staff that the Company currently does not know the number of shares it will issue as part of its initial public offering. Therefore, the Company is unable to calculate the percentage of ownership or beneficial voting interest of any of the persons identified after the initial public offering and the conversion into Class B ordinary shares.

The Company respectfully advises the Staff that the mechanism for re-designating and converting ordinary and preferred shares issued and outstanding prior to the initial public offering into Class B ordinary shares has not been finally determined. However, it is the preliminary consensus of the board and the shareholders of the Company that all ordinary shares and preferred shares issued and outstanding immediately prior to the consummation of the initial public offering will be re-designated or converted into Class B ordinary shares. Therefore, it is expected that the percentage of ownership and beneficial voting interest in the Company of each of the directors and officers of the Company will decrease after the consummation of the initial public offering.

January 10, 2014

41.	We note that you base your determination to consolidate the Tarena Entities on the VIE Agreements, one of which is the Equity Interest Pledge Agreement. Please tell us how you concluded that you are the primary beneficiary despite the fact that the Equity Interest Pledge agreements are not yet effective.

The Company respectfully advises the Staff that the lack of registration of equity pledge does not affect the WFOE’s ability to enforce its contractual rights against the Tarena Entities’ nominee equity holders as the equity interest pledge agreements have been duly executed and therefore are valid, binding and enforceable as contracts. Notwithstanding the above, the Company did not form its conclusion that it was the primary beneficiary of the Tarena Entities based solely on its rights under the equity interest pledge agreements. Rather, the Company determined that it was the primary beneficiary of the Tarena Entities based on the totality of all the VIE agreements, all of which were effective during the periods presented and have been duly executed. The Company has revised the disclosure on page F-9 of the Revised Draft Registration Statement to clarify that the equity interest pledge agreements are effective and have been duly executed.

42.	Revise to clearly present each of the following separately on the face of the statement of financial position per ASC 810-10-45-25:

•	Assets of your consolidated VIEs that can be used only to settle obligations of the consolidated VIEs; and

•	Liabilities of your consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.

The Company believes that it had previously presented on the face of its consolidated balance sheets on pages F-3 and F-40 (i) assets of our consolidated VIEs that can be used only to settle obligations of our consolidated VIEs and (ii) liabilities of our consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary. The amounts of these VIE assets and liabilities were presented parenthetically on each balance sheet captions to comply with ASC 810-10-45-25.

January 10, 2014

43.	Please disclose how your involvement with the VIEs affects your financial position, financial performance, and cash flows per ASC 810-10-50-2AA(d).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-11, F-12, F-44 and F-45 of the Revised Draft Registration Statement.

44.	We note that you disclose total current and non-current assets and liabilities of your VIEs on page F-20. Expand your disclosure to present the carrying amounts and classification of the VIEs’ assets and liabilities on a more disaggregated basis, including qualitative information about the relationships between those assets and liabilities, and include the intercompany payable to the WFOE for accrued service fees. Please refer to ASC 810-10-50-3(bb).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-44 of the Revised Draft Registration Statement.

45.	We refer to ASC 810-10-50-5A(c). Please revise to disclose whether Tarena International or Tarena Tech has provided financial or other support (explicitly or implicitly) during the periods presented to the VIEs that it was not previously contractually required to provide or whether the reporting entity intends to provide that support, including both of the following:

•	The type and amount of support, including situations in which the reporting entity assisted the VIE in obtaining another type of support; and

•	The primary reasons for providing the support.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-12 and F-45 of the Revised Draft Registration Statement.

46.	We refer to ASC 810-10-50-5A(d). Please revise to comply by disclosing qualitative and quantitative information about your involvement (giving consideration to both explicit arrangements and implicit variable interests) with the VIEs, including, but not limited to, the nature, purpose, size, and activities of the VIEs, including how they are financed. Specifically describe the recognized and unrecognized revenue-producing assets that are held by the VIEs. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce.

January 10, 2014

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Revised Draft Registration Statement.

47.	Please expand your disclosures of risks in relation to the VIE structure to disclose risks related to potential conflicts of interests. Your disclosure should describe the relationships that result in the potential conflicts of interests.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-43 of the Revised Draft Registration Statement.

Note 1(c) Basis of Presentation, page F-10

48.	Revise to comply with ASC 275-10-50-4 regarding management’s estimates used in the preparation of financial statements in conformity with US GAAP.

The Company respectfully advises the Staff that it had previously provided the disclosures required under ASC 275-10-50-4 and refers to the Staff note 2(b) to the consolidated financial statements on page F-13.

Note 2. Summary of Significant Accounting Policies

Off-Balance Sheet Commitments and Arrangements

49.	We note from your disclosures on page F-23, that you serve as the guarantor of loans taken out by students from Chuanbang, a credit-sourcing company owned by Mr. Shaoyun Han, your chief executive officer. Please refer to ASC 310-10-50-9 and 10 and revise to provide a description of the accounting policies and methodology used to estimate your liability for off-balance-sheet credit exposures and related charges for those credit exposures.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 of the Revised Draft Registration Statement.

January 10, 2014

Note 2(e) Accounts Receivable, page F-12

50.	Revise to disclose your policy for determining past due or delinquency status of accounts receivable. Please refer to ASC 310-10-50-6(e).

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Revised Draft Registration Statement.

51.	Revise to disclose your policy for charging off uncollectible accounts receivable in accordance with ASC 310-10-50-4A.

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Revised Draft Registration Statement.

Note 3. Accounts Receivable, page F-18

52.	Revise to provide the disclosures required by ASC 310-10-50-7 and 7(A), including an analysis of the age of accounts receivable at the end of the reporting period that are considered to be past due.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-20 and F-47 of the Revised Draft Registration Statement.

53.	Please tell us the basis upon which you determine your allowance for doubtful accounts and how you have considered your historical experience, which indicates that you have not written off any bad debts during any of the periods presented.

The Company respectfully advises the Staff that in determining the allowance for doubtful accounts for estimated losses resulting from the inability of our students to make the required payments, it considered other factors besides historical write-offs experience. These other factors consisted of the students’ financial condition, the amount of accounts receivable in dispute, the accounts receivable aging and the students’ payment patterns. The Company further advises the Staff that there is always a time lag between when the Company estimates a portion of or the entire account balances to be uncollectible and when a write off of the account balances is taken. The Company takes a write off of the account balances when it meets the requirements as a tax deductible item. That is, either the Company can demonstrate all means of collection on the outstanding balances have been exhausted or the balances have been overdue for more than three years. In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of the Revised Draft Registration Statement.

January 10, 2014

Note 8. Income Taxes, page F-20

54.	Please revise to provide the following disclosures in accordance with ASC 740-10-50- 15(d). For positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date, describe:

•	The nature of the uncertainty;

•	The nature of the event that could occur in the next 12 months that would cause the change; and

•	An estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made.

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Revised Draft Registration Statement.

55.	Please provide us with an analysis of your current tax provision for each of your tax jurisdictions, specifically including your VIEs and WFOEs. Please provide sufficient information to allow us to understand how the components reconcile to your consolidated tax provision.

In response to the Staff’s comment, the Company has set forth below the analysis of current tax provision for each of our tax jurisdictions, specifically including our consolidated VIEs and WFOEs.

	Year Ended December 31, 2012
	Income before income taxes	Current income tax expense	Deferred income tax expense (benefit)	Total income tax expense
	US$	US$	US$	US$
PRC:
Wholly-owned subsidiaries	7,449,071	1,529,695	(27,230)	1,502,465
Consolidated VIEs	4,324,377	710,606	6,039	716,645
Hong Kong	(280)	—	—	—
Cayman Islands	(1,587)	—	—	—

Total	11,771,581	2,240,301	(21,191)	2,219,110

January 10, 2014

	Year Ended December 31, 2011
	Income before income taxes	Current income tax expense	Deferred income tax benefit	Total income tax expense
	US$	US$	US$	US$
PRC:
Wholly-owned subsidiaries	1,189,236	113,684	(229,179)	(115,495)
Consolidated VIEs	2,138,071	410,473	(155,863)	254,610
Hong Kong	—	—	—	—
Cayman Islands	(2,487,510)	—	—	—

Total	839,797	524,157	(385,042)	139,115

56.	Please revise to describe the nature and effect of all significant matters affecting comparability of information for all periods presented per ASC 740-10-50-14.

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement.

Note 9. Related Party Transactions, page F-23

57.	Please tell us in detail about the nature of Connion Capital Ltd. and Chuanbang Business Consulting (Beijing) Co. Ltd., entities which are both wholly-owned by Mr. Han, and the extent of your involvement in their activities.

The Company respectfully advises the Staff that Connion Capital Ltd., is an investment holding company and wholly-owned by Mr. Shaoyun Han. Connion Capital Ltd. does not have any operations or have subsidiaries engaged in operations. Other than the repurchase of our ordinary shares held by Connion Capital Ltd. in September 2011, the Company had no other transactions or involvements with Connion Capital Ltd. (including providing financial or other support) during the periods presented.

January 10, 2014

Chuanbang Business Consulting (Beijing) Co., Ltd. (“Chuanbang”) is a company engaged in the provision of person-to-person lending service and provision of collection service in China.

The person-to-person or peer-to-peer (“P2P”) lending service of Chuanbang is made available to students of the Company. The Company’s involvement with Chuanbang consisted of (i) referring students who require student loans to finance their tuition to the P2P service providers, such as Chuanbang and CreditEase, and (ii) starting from August 2013, engaging Chuanbang to provide cash collection service on the Company’s receivable for a fee. The Company has no involvements with Chuanbang (including providing financial or other support) other than the aforementioned activities.

58.	We note that Chuanbang acts as an intermediary to facilitate P2P lending with your students. Please revise to describe the business reason for including Chuanbang as an intermediary in the lending process and describe the role of the third-party P2P lenders.

In response to the Staff’s comment, the Company has revised the disclosure on page F-26 of the Revised Draft Registration Statement.

59.	Your disclosures regarding your Student Loan Program on pages 20, 125 and herein are inconsistent. To help us understand the program please describe in more detail the lending process from the time the student request financial assistance up to when the loan is collected. Also please tell us the parties involved at each phase of the lending process.

The Company respectfully advises the Staff that the Student Loan Program operates in the following manner:

Phases of the Student Loan Program	Parties involved

1. A student makes a loan request to Chuanbang, the P2P lending intermediary.	Student; Chuanbang

2. Chuanbang performs borrower credit checks and filters out unqualified students. Students that qualify enter into a loan agreement with Mr. Shaoyun Han, the designated representative of Chuanbang.	Student; Mr. Shaoyun Han; Chuanbang

January 10, 2014

3. Shortly thereafter, the student loans are assigned to a third-party individual lender. Generally, the student loans arranged or identified by Chuanbang meet the lending criteria of the third party lender. Pursuant to the assignment agreement, Chuanbang is responsible for processing the student repayment of the loan and forwarding the repayment to the third party lender. Chuanbang retains a certain percentage of the interest rate (“interest rate differential”) as compensation. See phase 7 below. The Company guarantees the student loans that are assigned to the third-party individual lender.	Mr. Shanyun Han; third-party individual lender; Chuanbang; the Company

4. The third-party individual lender remits the loan amount to a bank account opened in the name of Mr. Shaoyun Han. The third-party individual lender remits the loan amount to Mr. Shaoyun Han, the representative of Chuanbang, rather than directly to the Company, because the P2P lending arrangement is between Chuanbang (rather than the Company) and the third party individual lender. The Company has no direct involvement in or is a party to the P2P lending arrangement, other than serving as the guarantor of the student loan.	Mr. Shaoyun Han; third-party individual lender

5. Mr. Shaoyun Han transfers the money received from the third-party individual lender to the Company’s bank account as payment for the tuition fees of the student.	Mr. Shaoyun Han; the Company; student

6. The student makes monthly loan repayments to the bank account opened in the name of Mr. Shaoyun Han.	Student; Mr. Shaoyun Han

7. Mr. Shaoyun Han processes payments from student borrowers and forwards those payments to the third-party individual lender (after deducting an interest rate differential as a form of compensation to Chuanbang).	Mr. Shaoyun Han; third-party individual lender

January 10, 2014

In response to the staff’s comment, we have made revisions on pages 21 and 129 to be consistent with pages F-26.

60.	In addition it is unclear to us why the third-party lenders remit cash directly to Mr. Han rather than to the company. Further we note that Mr. Han assigned the loans to the third-party lenders; if true, it would appear that the student should make their payments directly to the third party lenders. Please advise.

The Company respectfully advises the Staff that as described in the responses to comments 58 and 59, Chuanbang, the P2P lending intermediary assists the students in obtaining loans to pay for their tuition fees by identifying potential third-party individual lenders. The third-party lenders remit the loan amount to Mr. Han, who is a representative of Chuanbang, rather than directly to the Company, because the P2P arrangement is between Chuanbang and the third party individual lenders. The Company has no direct involvement in or is a party to the P2P arrangement, other than serving as the guarantor. As a P2P intermediary and pursuant to the relevant agreements between the two parties, Chuanbang is responsible for processing payments from student borrowers and forwarding those payments to individual lenders.

The Company has revised its disclosure on page F-26 to clarify the above P2P arrangements in regards to the remittance of the loan amount from the third-party lenders and the processing of the student loan repayments by Chuanbang.

61.	We note that as of December 31, 2012, the company’s maximum exposure to guarantees of student loans was $7.4 million. Please tell us whether you recognized a liability for your guarantee under the Student Loan Program in accordance with ASC 460-10-25-4 and if so, how you determined such amount. If no liability was recognized, please tell us your basis for that conclusion and how you determined there was no value to the guarantee.

The Company respectfully advises the Staff that upon the inception of the guarantee, the Company recognized an initial liability based on the estimated fair value of the guarantee. The estimated fair value of the guarantee was determined based on what premium would be required by the guarantor to issue the same guarantee in a stand-alone arm’s length

January 10, 2014

transaction with an unrelated party. In response to the Staff’s comment, the Company has revised the disclosure on page F-26 and F-50 of the Revised Draft Registration Statement.

62.	Please revise to comply with the disclosure requirements of ASC 460-10-50-4, with respect to your guarantee of payments under the Student Loan Program, including, but not limited to the following:

•	The approximate term of the guarantees;

•	The events or circumstances that would require you to perform under the guarantee;

•	The current status of the payment/performance risk of the guarantee;

•	The maximum potential amount of future payments on an undiscounted basis, if the amount disclosed on page F-23 is discounted, that you could be required to make under the guarantee; and

•	The current carrying amount of the liability, if any, for your obligations under the guarantees.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-26 and F-50 of the Revised Draft Registration Statement.

Tarena International Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1(a) Organization, page F-39

63.	We refer to the table disclosing total assets and liabilities of the Tarena Entities as of September 30, 2013 and December 31, 2012. The amounts presented do not appear to be consistent with disclosures elsewhere in your registration statement. For example, on page 4 you disclose that total assets of the consolidated VIEs represented 7.1% of total assets at September 30, 2013; however, on page F-39, you report total assets of your consolidated VIEs in the amount of $11.9 million which represents approximately 16% of total assets. Please revise to clarify the differences in amounts presented throughout your document.

The Company respectfully advises the Staff that the percentage on page 4 excludes the amounts due from Tarena International and its wholly-owned subsidiaries in the amount of US$6.5 million as of September 30,

January 10, 2014

2013, which are eliminated on consolidation. Total assets excluding the amounts due from Tarena International and its wholly-owned subsidiaries were US$5.0 million which represents 7.1% of the consolidated total assets as of September 30, 2013. In response to the Staff’s comment, the Company has revised the disclosure on pages F-11 and F-44 of the Revised Draft Registration Statement to separately present amounts due from Tarena International and its wholly-owned subsidiaries and indicate that such amounts are eliminated on consolidation.

64.	We note that in 2012 you began to transfer most of the operations, including related assets and liabilities of VIEs to the wholly-owned subsidiaries of Tarena International, and that as of September 30, 2013 Tarena International is still in the process of transferring the remaining learning center operations of the VIEs to other subsidiaries of Tarena International. Please expand your disclosure to describe the operations, licenses, and other revenue-producing assets that were transferred to Beijing Tarena and Shanghai Tarena and describe those operations, licenses, assets and liabilities that will remain with the VIE. Please also revise to disclose the expected transfer completion date of the remaining 12 learning centers.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Revised Draft Registration Statement.

65.	Please tell us how you accounted for the transfer of assets and related liabilities of your VIEs to the wholly-owned subsidiaries of Tarena International.

The Company respectfully advises the Staff that the Company accounted for the transfer of assets and liabilities of Tarena Entities to the wholly-owned subsidiaries of Tarena International at their historical carrying amounts. The Tarena Entities and the wholly-owned subsidiaries of Tarena International are both under common control of Tarena International immediately prior to and after such transfer.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Francis Duan, by telephone at +86-10-8508-7802, or by email at francis.duan@kpmg.com, or the filing review partner at KPMG Huazhen (SGP), David Kong, by telephone at 86-10-8508-7033, or by email at david.kong@kpmg.com. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.

Suhai Ji, Chief Financial Officer, Tarena International, Inc.

David Kong, KPMG Huazhen (SGP)

Francis Duan, KPMG Huazhen (SGP)

David Roberts, O’Melveny & Myers LLP

Ke Geng, O’Melveny & Myers LLP

Annex A

Industry Data Backup Chart

Item	Statement in the Latest F-1	Page No. in the Latest F-1	Source Location
1.	Our core strength is in IT professional education services, where we are the largest provider in China with a market share of 8.3% as measured by revenues in 2013 according to IDC, a third-party research firm.	p.1, 67, 89	IDC Report, pages 14, 17

2.	The average starting salary of our students enrolled in 2012 was 14.3% higher than the national average of college graduates in 2012, calculated based on data from IDC.	p.1, 89	IDC Report, page 6

3.	According to IDC, the market size of professional education services in China, which includes industries with high employment demand such as IT, computer graphics, online marketing, finance and accounting, and management, grew from RMB48.8 billion (US$8.0 billion) in 2010 to RMB67.5 billion (US$11.0 billion) in 2013, representing a compound annual growth rate, or CAGR, of 11.4% and is projected to grow to RMB89.0 billion (US$14.5 billion) in 2017, representing a CAGR of 7.2% from 2013 to 2017.	p.2-3, 85	IDC Report, pages 9, 36

4.	According to the National Bureau of Statistics of China, or NBSC, China’s GDP reached RMB51.9 trillion (US$8.5 trillion) in 2012, representing a CAGR of 14.3% from 2007.	p.85	Sources publicly available from the National Bureau of Statistics of China http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 GDP: 2-1 Gross Domestic Product )

5.	In addition, annual consumption expenditure on education, cultural and recreational services per capita in urban households reached RMB2,034 (US$332.3) in 2012, representing a CAGR of 8.9% from 2007 according to NBSC.	p.85

Sources publicly available on the website of the National Bureau of Statistics of China

http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm [2012 data: 11-15 Per Capita Annual Cash Consumption Expenditure of Urban Households by Region (2012)]

Annex A-1

Item	Statement in the Latest F-1	Page No. in the Latest F-1	Source Location
http://www.stats.gov.cn/tjsj/ndsj/2008/indexeh.htm [2007 data: 9-16 Per Capita Annual Consumption Expenditure of Urban Households by Region (2007)]

6.	Based on figures cited in NBSC’s 2013 China Statistical Yearbook, the Chinese population between the ages of 20 and 29 reached 231 million in 2012.	p.85	Sources publicly available on the website of the National Bureau of Statistics of China http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm [3-10 Population by Age and Sex (2012)]

7.	China has also experienced tremendous urban population growth, which increased by 105 million from 2007 to 2012, according to the NBSC.	p.85	Sources publicly available on the website of the National Bureau of Statistics of China http://www.stats.gov.cn/tjsj/ndsj/2013/indexeh.htm (2012 & 2007 urban population)

8.	According to NBSC, the number of college graduates in China increased from 4.5 million in 2007 to 6.2 million in 2012.	p.85

Sources publicly available on the website of the National Bureau of Statistics of China Database

http://data.stats.gov.cn/workspace/index?a=q&type=global&dbcode

=hgnd&m=hgnd&dimension=zb

&code=A0M020305&region=000000&time=2012,2012 (number of college graduates in China from 2007 to 2012)

9.	According to IDC, the IT professional education services market in China grew from RMB5.3 billion (US$859 million) in 2010 to RMB7.7 billion (US$1.3 billion) in 2013, representing a CAGR of 13.7%, and is expected to further grow at a CAGR of 11.6% to RMB12.0 billion (US$2.0 billion) in 2017.	p.87	IDC Report, pages 9, 36

10.	According to IDC, China’s IT services industry grew at a CAGR of 12% in 2013 compared to 2012.	p.87	IDC Report, page 11

Annex A-2

Item	Statement in the Latest F-1	Page No. in the Latest F-1	Source Location

11.	According to IDC, the rapid transformation in the IT sector is expected to continue for at least a decade, leading corporations to seek out enhanced IT training for in-house staff, and IT professionals and students to seek training on the latest technologies on a regular basis. The impact of IT innovation is not confined to technology firms alone. For example, 40% of graduates from IT professional education providers are employed by non-IT companies, according to IDC.	p.87	IDC Report, page 11

12.	While the IT professional education services market in China remains fragmented, Tarena is the largest provider with 8.3% market share as measured by revenues in 2013, more than double that of the second largest provider, according to IDC.	p.87	IDC Report, pages 14, 17

13.	Tarena is also able to charge premium prices compared to its major competitors.	p.87	IDC Report, pages 15-16

14.	According to IDC, the computer graphics training market grew from RMB1.9 billion (US$315 million) in 2010 to RMB2.8 billion (US$458 million) in 2013, representing a CAGR of 13.3%, and is expected to further grow at a CAGR of 12.0% to RMB4.4 billion (US$719 million) in 2017.	p.87	IDC Report, pages 9, 36

15.	According to IDC, online marketing training market grew from RMB550 million (US$90 million) in 2010 to RMB870 million (US$142 million) in 2013, representing a CAGR of 16.7%, and is expected to further grow at a CAGR of 15.3% to RMB1.5 billion (US$252 million) in 2017.	p.87-88	IDC Report, pages 9, 36

16.	According to iResearch, the online advertising market in China has grown at a CAGR of 46.5% from 2010 to 2013.	p.88	Brief Annual Monitoring Report on Online Advertising Market in China (2012-2013) issued by iResearch Consulting Group

Annex A-3

Item	Statement in the Latest F-1	Page No. in the Latest F-1	Source Location
17.	According to IDC, the finance and accounting training market grew from RMB2.5 billion (US$415 million) in 2010 to RMB3.5 billion (US$577 million) in 2013, representing a CAGR of 11.6%, and is expected to further grow at a CAGR of 9.7% to RMB5.1 billion (US$837 million) in 2017.	p.88	IDC Report, pages 9, 36

18.	According to IDC, the management training market grew from RMB38.5 billion (US$6.3 billion) in 2010 to RMB52.6 billion (US$8.6 billion) in 2013, representing a CAGR of 10.9%, and is expected to further grow at a CAGR of 5.8% to RMB65.9 billion (US$10.8 billion) in 2017.	p.88	IDC Report, pages 9, 36

19.	Our education platform has been well received by the market, as demonstrated by our position as the largest IT professional education service provider in China, as measured by revenues in 2013, according to IDC.	p.91	IDC Report, pages 14, 17

Annex A-4

Annex A

Key IT Professional Education Service Providers in China

2013 Revenue (RMB 10,000)

表 5

主要 IT 培训机构公司信息与业务信息

排名 Rank	名称 Provider	2013 年销售收入（万元）	年培训学生数量（人次）	分中心数量	覆盖城市数量	城市名称	总部所在地
1	达内科技 (Tarena)	64000	45000	86	35	-	北京
2	北大青鸟	30100	26000	104	46	哈尔滨、大连、沈阳、北京、天津、唐山、锦州、湘潭、常德、衡阳、郴州、岳阳、石家庄、邯郸、济南、青岛、太原、株洲、西安、徐州、潍坊、南京、无锡、苏州、上海、杭州、宁波、合肥、、郑州、南充洛阳、赣州、烟台、珠海、武汉、长沙、南昌、广州、福州、深圳、桂林、南宁、贵阳、昆明、成都、重庆	北京
3	中软 ETC	14300	8000	12	12	北京、大连、天津、重庆、长沙、无锡、厦门、南京、成都、西安、沈阳、上海	北京

©2014 IDC #CH245470 14

图 4

IT 培训市场规模与增长率，2010—2013

90
80
70
60
50
40
30
20
10
0
亿元人民币
14.2
14
13.8
13.6
13.4
13.2
13
12.8
12.6
2010
2011
2012
2013

来源：IDC 2013

2013

图 5 Market Share of Key IT Professional Education Service Providers

主要 IT 培训机构市场份额，2013 in China

Tarena
达内科技 (8.3%)
北大青鸟 (3.9%)
second largest provider: Beida Jade Bird
中软ETC (1.8%)
东软IT培训 (1.3%)
其他 (84.7%)
Others
总计=77.3 亿元

来源：IDC 2013

Total Market Size = RMB 7.73 billion

©2014 IDC #CH245470 17

(3485 − 3048) / 3048 = 14.3%
↑
Average Starting Salary of Tarena's graduates

就业差距进一步缩小，反映了本科教育的投资回报率继续下降。不过报告中的数据可能存在粉饰成份，据教育部 2013 年应届毕业生流向调查显示，从 2012 年 10 月 29 日至 2013 年 4 月 10 日，被调查的 2013 届硕士毕业生签约率为 26%，低于 2012 届同期 11 个百分点；本科毕业生为 35%，低于 2012 届同期 12 个百分点；高职高专毕业生为 32%，低于 2012 届同期 13 个百分点。

TABLE 2

大学生就业率与平均起薪，2008-2012

年份	2008	2009	2010	2011	2012
半年后就业率（%）	85.6	88.6	89.6	90.2	90.9
平均起薪（元/月）	2282	2241	2479	2766	3048

来源：教育部, 2013

Average Starting Salary (RMB/Month)

Employment Rate (six-month post-graduation) and Average Starting Salary of College Graduates in China (2008–2012)

为了增强自身的竞争力，学生们会在择业开始之前有选择性地通过职业培训提高自身含金量。

其次，在各个行业已经全面进入细分市场竞争的时代，批量化的教育不能够满足消费者的需求。体制内的学校尚不会感受到此种压力，但是对职业培训而言，这要求职业培训向个性化和精细化的方向发展。此外，经济结构的转型和升级过程中，将伴有不可避免的阵痛。一部分行业萎缩将造成行业性的普遍失业，这些失业人口需要通过职业培训获得进入其他行业的敲门砖。

- **宏观经济转型对复合型人才的需求推动职业培训的发展**

中国"十二五"计划以及新一界领导班子的确立将是影响经济发展的重要因素。新一界政府确立中国未来的发展是转型升级的发展，是扩大内需的发展，是新型工业化、信息化、城镇化和农业现代化同步推进的发展，是走绿色之路的发展。在推进新型城镇化和产业升级的过程中，第三产业将得到持续的发展，第二产业仍将有较大的发展空间。未来的城镇化过程吸纳的人口，主要就业方向将是第三产业，部分流向第二产业。十五规划中提出"信息化是中国产业优化升级和实现工业化现代化的关键环节"。总而言之，这两个产业未来对于就业者的技能要求都将提高，客观上需要就业者具有复合技能，推动职业培训市场的需求。

- **"夹心层"通过职业培训来提升自身竞争力和薪资水平**

随着人口构成的变化和中国物价水平的上升，"夹心层"所承受的压力显著增加。表现在三个典型的方面，就是养老、育儿和房贷。此外，可能的医疗支出也是家庭需要提前考虑的重要经济问题。总之，对于支撑社会的"夹心层"而言，必须让自己的收入水平保持较快的增长速度，才能够维持家庭的正常运转和生活水平。从比较现实的角度考虑，改行或长时间学习会造成一段时期完全没有经济来源，超过了很多人的心理承受限度。在现有的工作或行业内通过职业培训提升自身的竞争力和薪资水平，是一个比较积极稳妥的办法。

©2014 IDC #CH245470 6

Disclosure 3, 9, 14, 15, 17, 18

IDC Report

January 9, 2014

- **生源特点：在职人员参与职业培训比例增加，培训者的支付能力和议价能力上升**

中国传统的重学历、轻技能的观念已经在逐步转变，随着人才市场对复合型人才的需求增加，越来越多的在职人员投入到重视实际能力提高的职业培训中。

随着在职人员参与培训的比例增加，在职人员以自己的薪资支付培训课程费用，支付能力更高，对价格敏感度低于大学生。当应届生比例下降后，同时培训市场的竞争也更加激烈，培训者对课程的先进性、实用性要求更高。在这种情况下，嘈杂拥挤的大班授课逐渐不受欢迎，小班更容易获得市场认可，培训者也愿意为小班支付更高的学费。不过对于培训机构而言，小班的规模效应较差，不利于分摊教师人工成本，在这两点之间必须权衡斟酌。

- **价格特点：以能力培养为主的培训收费要远高于应试类培训**

在各个培训细分市场中，以课时来计算，平均收费最高的是 IT 培训，其次为 CG 培训和管理培训。而资格类和应试类培训平均价格水平较低。这种现象从另一个侧面说明能力培养为学生带来的增值远大于应试辅导。

- **细分市场特点：IT 培训和企业管理培训是形成规模效应的两个细分市场**

目前高端职业培训市场中，IT 培训和企业管理培训是两个最成熟和培训机构品牌化最突出的两个细分市场。这两个市场经历了多年的市场竞争，实现了较高程度的整合和集中。

高端职业培训市场规模

2013 年整体高端职业培训市场规模为 674.9 亿元人民币，2010-2013 年平均复合增长率为 11.4%。其中以企业管理培训和 IT 培训市场占比最大，2013 年市场规模分别达到 525.6 亿元与 77.3 亿元。详见表 3。

表 3 Market Size of Professional Education Services in China, 2010-2013

中国高端职业教育市场规模，2010-2013

培训项目	2010 年	2011 年	2012 年	2013 年	平均复合增长率 (%)
IT 培训	52.6	59.5	67.8	77.3	13.7
CG 培训	19.3	22.3	24.8	28.0	13.3
网络营销工程师培训	5.5	6.4	7.4	8.7	16.7
金融与会计	25.4	28.8	33.3	35.3	11.6
管理培训	385.2	461.4	494.1	525.6	10.9
市场总规模	487.9	578.4	627.4	674.9	11.4

来源：IDC, 2013

©2014 IDC #CH245470 9

市场规模

预计到 2017 年，中国高端职业培训市场规模有望达到 890.2 亿元，2014–2017 年的复合增长率为 7.2%。

TABLE 12 Market Size of Professional Education Services in China, 2014-2017 (RMB100 million)

中国高端职业教育的市场规模，2014-2017（亿元）

培训项目 (Market Vertical)	2014	2015	2016	2017	年平均复合增长率（%） (CAGR)
IT 培训 (IT)	85.9	96.6	108	120	11.8
CG 培训 (Computer Graphics)	31.4	35.4	39.6	44	11.9
管理培训 (Management)	555.9	587.5	620.7	659.4	5.8
金融与会计 (Finance and Accounting)	39.6	43.2	47.8	51.2	8.9
网络营销工程师培训 (Online Marketing)	10	11.7	13.5	15.4	15.5
市场总规模 (Total Market Size)	722.8	774.4	829.7	890.2	7.2

来源：IDC, 2013

IT 培训篇

中国 IT 培训市场 2014-2017 年年复合增长率为 11.8%。

IT: 77.3 (2013) ⟶ 120 (2017) CAGR = 11.6%

Computer Graphics: 28.0 (2013) ⟶ 44 (2017) CAGR = 12.0%

Online Marketing: 8.7 (2013) ⟶ 15.4 (2017) CAGR = 15.3%

Finance and Accounting: 35.3 (2013) ⟶ 51.2 (2017) CAGR = 9.7%

Management: 525.6 (2013) ⟶ 659.4 (2017) CAGR = 5.8%

Total Market Size: 674.9 (2013) ⟶ 890.2 (2017) CAGR = 7.2%

©2014 IDC #CH245470 36

Disclosure 4

National Bureau of Statistics' 2013 China Statistical Yearbook

Page 2 of 2

2-1 Gross Domestic Product

Data in this table are calculated at current prices.

(100 million yuan)

Year	Gross National Income	Gross Domestic Product	Primary Industry	Secondary Industry	Industry	Construction	Tertiary Industry	Per Capita GDP (yuan)
1978	3645.2	3645.2	1027.5	1745.2	1607.0	138.2	872.5	381
1979	4062.6	4062.6	1270.2	1913.5	1769.7	143.8	878.9	419
1980	4545.6	4545.6	1371.6	2192.0	1996.5	195.5	982.0	463
1981	4889.5	4891.6	1559.5	2255.5	2048.4	207.1	1076.6	492
1982	5330.5	5323.4	1777.4	2383.0	2162.3	220.7	1163.0	528
1983	5985.6	5962.7	1978.4	2646.2	2375.6	270.6	1338.1	583
1984	7243.8	7208.1	2316.1	3105.7	2789.0	316.7	1786.3	695
1985	9040.7	9016.0	2564.4	3866.6	3448.7	417.9	2585.0	858
1986	10274.4	10275.2	2788.7	4492.7	3967.0	525.7	2993.8	963
1987	12050.6	12058.6	3233.0	5251.6	4585.8	665.8	3574.0	1112
1988	15036.8	15042.8	3865.4	6587.2	5777.2	810.0	4590.3	1366
1989	17000.9	16992.3	4265.9	7278.0	6484.0	794.0	5448.4	1519
1990	18718.3	18667.8	5062.0	7717.4	6858.0	859.4	5888.4	1644
1991	21826.2	21781.5	5342.2	9102.2	8087.1	1015.1	7337.1	1893
1992	26937.3	26923.5	5866.6	11699.5	10284.5	1415.0	9357.4	2311
1993	35260.0	35333.9	6963.8	16454.4	14188.0	2266.5	11915.7	2998
1994	48108.5	48197.9	9572.7	22445.4	19480.7	2964.7	16179.8	4044
1995	59810.5	60793.7	12135.8	28679.5	24950.6	3728.8	19978.5	5046
1996	70142.5	71176.6	14015.4	33835.0	29447.6	4387.4	23326.2	5846
1997	78060.9	78973.0	14441.9	37543.0	32921.4	4621.6	26988.1	6420
1998	83024.3	84402.3	14817.6	39004.2	34018.4	4985.8	30580.5	6796
1999	88479.2	89677.1	14770.0	41033.6	35861.5	5172.1	33873.4	7159
2000	98000.5	99214.6	14944.7	45555.9	40033.6	5522.3	38714.0	7858
2001	108068.2	109655.2	15781.3	49512.3	43580.6	5931.7	44361.6	8622
2002	119095.7	120332.7	16537.0	53896.8	47431.3	6465.5	49898.9	9398
2003	134977.0	135822.8	17381.7	62436.3	54945.5	7490.8	56004.7	10542
2004	159453.6	159878.3	21412.7	73904.3	65210.0	8694.3	64561.3	12336
2005	183617.4	184937.4	22420.0	87598.1	77230.8	10367.3	74919.3	14185
2006	215904.4	216314.4	24040.0	103719.5	91310.9	12408.6	88554.9	16500
2007	266422.0	265810.3	28627.0	125831.4	110534.9	15296.5	111351.9	20169
2008	316030.3	314045.4	33702.0	149003.4	130260.2	18743.2	131340.0	23708
2009	340320.0	340902.8	35226.0	157638.8	135239.9	22398.8	148038.0	25608
2010	399759.5	401512.8	40533.6	187383.2	160722.2	26661.0	173596.0	30015
2011	468562.4	473104.0	47486.2	220412.8	188470.2	31942.7	205205.0	35198
2012	516282.1	518942.1	52373.6	235162.0	199670.7	35491.3	231406.5	38420

CAGR = 14.3%

a) Since 1980, the difference between the Gross Domestic Product and the Gross National Income (formerly, the Gross National Product) is the net factor income from the rest of the world.

http://www.stats.gov.cn/tjsj/ndsj/2013/html/Z0201E.HTM 1/9/2014

Disclosure 5

National Bureau of Statistics' 2013 China Statistical Yearbook

National Bureau of Statistics' 2007 China Statistical Yearbook

Link Excel Link Chinese Full Window

Region	Cash Consumption Expenditure	Food	Grain	Starches and Tubers	Beans and Bean Products	Oil and Fats	Meat, Poultry and Processed Products	Eggs	Aquatic Products	Vegetables	Condiments	Sugar	Tobacco
National Average	16674.32	6040.85	458.53	54.05	72.68	161.48	1183.59	119.00	408.92	591.97	76.10	55.06	271.47
Beijing	24045.86	7535.29	432.00	51.55	73.30	177.90	1084.73	146.93	296.17	583.57	128.73	81.42	301.41
Tianjin	20024.24	7343.64	438.70	61.37	58.37	182.78	1128.66	192.10	564.76	614.19	116.79	54.46	290.64
Hebei	12531.12	4211.16	391.57	48.95	58.69	148.51	784.96	125.99	177.91	412.78	69.11	42.12	145.33
Shanxi	12211.53	3855.56	421.97	70.33	69.71	117.58	546.45	106.60	73.25	383.69	56.58	33.00	255.65
Inner Mongolia	17717.10	5463.18	488.84	39.84	44.05	116.43	990.75	83.19	144.44	457.17	62.79	39.79	337.22
Liaoning	16593.60	5809.39	472.76	69.55	75.58	152.21	979.53	131.32	474.35	581.19	90.33	44.15	250.70
Jilin	14613.53	4635.27	453.09	59.95	74.58	135.66	803.19	99.27	208.16	489.50	78.69	34.27	202.16
Heilongjiang	12983.55	4687.23	479.60	71.66	68.97	147.34	857.79	112.20	213.69	463.23	74.44	48.48	164.63
Shanghai	26253.47	9655.60	699.84	71.01	108.67	139.82	1447.45	149.84	1011.40	761.58	91.92	125.58	469.37
Jiangsu	18825.28	6658.37	442.90	62.70	95.14	134.40	1315.82	128.98	542.92	662.97	76.37	57.90	386.30
Zhejiang	21545.18	7552.02	467.83	58.42	99.87	144.84	1128.30	108.24	949.22	660.54	65.02	54.47	407.55
Anhui	15011.66	5814.92	455.44	39.51	82.67	158.16	1036.59	148.34	268.20	577.93	47.99	48.36	436.60
Fujian	18593.21	7317.42	563.59	58.60	73.22	142.13	1484.76	131.03	1219.95	629.91	76.61	48.38	231.11
Jiangxi	12775.65	5071.61	437.95	30.76	90.66	200.83	1161.74	104.09	291.38	671.48	56.84	48.16	241.42
Shandong	15778.24	5201.32	394.36	53.85	52.92	147.07	860.31	151.22	384.33	439.17	67.06	41.38	149.42

Region	Liquor and Beverages	Dried and Fresh Melons and Fruits	Cake	Milk and Processed Products	Other Food	Dining Out	Food Processing Service Fees	Clothing	Garments	Clothing Materials	Shoes	Tailoring and Laundering Service Fees
National Average	294.58	506.30	122.97	253.57	93.64	1315.09	1.85	1823.39	1344.87	10.77	401.71	9.42
Beijing	590.23	772.88	258.05	421.05	101.16	2032.46	1.76	2638.90	1814.80	13.43	706.48	15.52
Tianjin	416.94	664.40	215.76	325.39	136.77	1881.44	0.13	1881.43	1347.62	13.58	429.35	11.04
Hebei	279.81	408.96	109.95	203.69	110.71	710.96	1.30	1541.99	1081.25	12.81	375.88	6.48
Shanxi	186.72	402.92	105.19	209.63	82.80	732.17	1.30	1529.47	1143.34	9.26	329.99	8.56
Inner Mongolia	368.71	484.96	73.46	237.36	239.87	1252.86	1.45	2730.23	2017.83	6.36	575.66	11.30
Liaoning	287.47	638.97	108.22	244.07	91.41	1116.80	0.77	2042.40	1435.01	13.37	503.73	13.60
Jilin	208.24	530.94	76.83	159.41	99.16	921.42	0.78	2044.00	1486.68	5.82	473.22	12.13
Heilongjiang	208.41	502.81	89.08	179.71	62.25	942.22	0.74	1806.92	1279.50	6.52	448.12	14.01
Shanghai	372.72	756.66	272.02	494.26	85.15	2598.09	0.22	2111.17	1581.14	17.27	439.65	16.15
Jiangsu	345.41	613.86	130.17	303.81	127.26	1327.86	3.60	1915.97	1438.02	16.21	388.24	11.18
Zhejiang	266.03	684.99	139.95	283.59	88.76	1963.11	2.29	2109.58	1618.46	18.51	408.62	11.74
Anhui	481.81	378.58	84.12	323.75	89.43	1156.17	2.27	1540.66	1076.97	13.71	376.59	7.95
Fujian	317.01	541.04	117.68	264.37	52.03	1364.83	1.16	1634.21	1268.31	4.38	314.91	6.58
Jiangxi	196.48	423.16	110.03	217.66	113.02	674.62	1.33	1476.63	1142.00	10.79	285.24	5.45
Shandong	375.43	546.77	127.56	263.62	103.51	1041.41	1.92	2196.98	1606.62	13.32	491.11	9.90

2033.50/16674.32 = 12.2% (percentage of total annual consumption expenditures per capita in urban households)

(yuan)

Residence	Housing	Water, Electricity, Fuels and Others	Household Facilities and Articles	Durable Consumer Goods	Articles for Interior Decoration	Bed Articles	Household Articles for Daily Use	Furniture Materials	Household Services	Transport and Communications	Transport	Communications	Education, Culture and Recreation	Recreation Articles	Education	Recreation Services	Health Care and Medical Services	Others	Other Goods	Other Services
1484.26	**463.64**	**900.62**	**1116.06**	**431.52**	**27.37**	**108.05**	**460.64**	**10.94**	**77.54**	**2455.47**	**1628.35**	**827.12**	**2033.50**	**451.88**	**819.62**	**762.00**	**1063.68**	**657.10**	**439.80**	**217.30**
1970.94	869.75	941.31	1610.70	651.50	55.12	183.96	604.57	11.14	104.41	3781.51	2725.74	1055.77	3695.98	823.54	1214.24	1658.20	1658.37	1154.18	804.41	349.77
1854.22	704.46	1075.91	1151.16	537.96	42.80	88.95	411.28	5.87	64.30	3083.37	2004.89	1078.48	2254.22	553.15	925.25	775.82	1556.35	899.87	667.62	232.25
1502.41	439.42	989.32	876.10	371.96	21.56	73.97	340.15	16.08	52.38	1723.75	1115.09	608.67	1203.80	320.90	481.39	401.51	1047.28	424.63	293.77	130.86
1438.88	362.83	986.78	832.52	384.47	23.95	85.30	296.06	6.10	36.64	1672.29	1012.22	660.08	1506.20	380.90	719.76	405.54	905.88	470.72	312.36	158.36
1583.56	616.02	861.53	1242.64	538.84	34.09	133.74	446.86	36.44	52.66	2572.93	1863.06	709.88	1971.78	514.30	786.53	670.96	1354.09	798.68	572.69	225.99
1433.28	293.64	1054.28	1069.65	373.29	32.86	109.47	480.07	5.99	67.98	2323.29	1507.46	815.83	1843.89	436.00	816.58	591.31	1309.62	762.07	472.45	289.62
1594.14	348.84	1156.56	871.46	286.66	17.38	82.43	419.61	3.65	61.72	1780.67	1083.91	696.75	1642.70	347.43	883.10	412.16	1447.50	597.00	357.54	239.46
1336.85	269.72	996.89	742.22	268.97	23.17	72.96	338.71	8.23	30.18	1462.61	922.41	540.19	1216.56	285.73	627.29	303.54	1180.67	550.51	348.75	201.76
1790.48	768.08	823.57	1906.49	672.21	40.10	211.71	784.85	1.79	195.83	4563.80	3221.58	1342.23	3723.74	917.08	1241.36	1565.31	1016.65	1485.53	1058.56	426.97
1437.08	548.34	774.07	1268.42	487.45	24.33	129.77	533.96	10.59	102.32	2689.51	1855.02	834.48	3077.76	670.60	1111.65	1295.52	1058.11	700.06	476.83	223.23
1551.69	518.22	935.45	1161.39	403.46	19.52	110.91	475.71	4.77	147.01	4133.50	3048.46	1085.04	2996.59	512.29	1457.04	1027.26	1228.02	812.39	520.90	291.49
1396.97	558.86	736.95	811.23	366.49	25.95	115.97	244.31	10.06	48.45	1809.72	1012.05	797.67	1932.74	413.61	948.12	571.01	1142.96	562.44	359.70	202.74
1753.86	656.72	936.52	1254.71	480.41	23.29	103.72	535.75	2.41	109.14	2961.78	1924.89	1036.89	2104.83	500.82	756.09	847.92	773.22	793.17	539.23	253.95
1173.91	318.18	773.90	966.23	336.87	23.06	105.28	442.49	10.94	47.60	1501.34	915.30	586.04	1487.30	321.57	548.65	617.08	670.71	427.93	306.16	121.77
1572.35	441.13	1017.21	1125.99	534.44	37.51	94.74	406.20	12.38	40.71	2370.23	1634.99	735.24	1655.91	463.03	692.03	500.85	1005.25	650.21	495.54	154.67

Link Excel Link Chinese Full Window

Region	Consumption Expenditure	Food	Grain	Starches and Tubers	Beans and Bean Products	Oil and Fats	Meat, Poultry and Processed Products	Eggs	Aquatic Products	Vegetables	Condiments	Sugar	Tobacco	Liquor and Beverages	Dried and Fresh Melons and Fruits	Cake	Milk and Processed Products	Other Food	Dining Out
National Average	**9997.47**	**3628.03**	**278.30**	**26.19**	**43.43**	**117.32**	**703.27**	**83.83**	**243.78**	**348.61**	**45.53**	**34.50**	**191.92**	**171.58**	**272.24**	**74.01**	**160.72**	**69.95**	**760.97**
Beijing	15330.44	4934.05	314.78	43.10	51.96	132.95	819.14	99.47	208.82	365.67	85.04	59.59	200.11	362.76	489.67	173.87	279.45	71.67	1174.74
Tianjin	12028.88	4249.31	244.24	33.38	36.98	127.62	622.85	122.70	323.39	351.32	67.73	36.99	157.57	238.97	361.90	119.09	182.18	90.27	1131.58
Hebei	8234.97	2789.85	232.55	24.35	32.73	126.72	465.17	104.65	132.78	318.00	38.80	30.60	140.91	219.17	228.49	67.87	150.19	34.27	440.70
Shanxi	8101.84	2600.37	320.36	46.52	36.37	79.37	365.88	94.46	46.92	288.16	32.44	20.00	205.88	121.91	196.19	53.06	183.97	38.56	478.94
Inner Mongolia	9281.46	2824.89	279.75	22.34	25.02	72.68	501.26	55.87	55.12	226.90	33.33	21.81	172.81	173.78	218.86	41.79	133.32	168.62	621.61
Liaoning	9429.73	3560.21	299.28	19.63	42.64	111.68	580.09	110.58	271.74	357.19	60.32	22.73	208.06	205.45	305.82	76.60	153.06	51.36	680.91
Jilin	8560.30	2842.68	281.80	35.32	50.45	92.25	510.20	75.66	135.22	338.96	46.14	26.29	112.69	141.12	315.82	57.34	120.13	53.29	445.74
Heilongjiang	7519.28	2633.18	278.47	37.23	40.52	107.15	479.82	74.22	121.72	238.81	41.81	26.07	95.89	118.46	255.45	46.52	112.49	47.84	510.02
Shanghai	17255.38	6125.46	329.24	38.91	74.97	117.58	907.66	89.05	669.24	442.96	63.64	73.86	301.91	277.85	450.44	170.78	313.04	81.67	1722.46
Jiangsu	10715.16	3928.71	241.69	30.16	66.22	100.54	768.40	85.50	326.69	381.11	46.80	32.36	264.74	171.82	248.37	67.07	182.26	97.76	846.08
Zhejiang	14091.19	4892.58	256.30	24.62	66.70	101.35	672.50	65.97	597.85	385.03	39.62	36.38	405.06	207.74	362.03	83.44	169.31	71.59	1355.90
Anhui	8531.90	3384.38	257.13	14.37	50.69	127.78	617.68	105.52	167.09	326.87	20.02	19.68	383.29	261.46	207.24	79.12	192.84	61.46	589.16
Fujian	11055.13	4296.22	349.43	24.55	46.93	119.27	959.97	92.12	747.33	390.12	52.08	29.34	161.42	172.22	277.33	63.58	164.79	39.80	604.08
Jiangxi	7810.73	3192.61	251.96	11.99	51.52	155.88	733.28	72.54	176.92	388.13	35.72	33.98	187.59	109.92	254.63	58.11	157.46	103.49	408.20
Shandong	9666.61	3180.64	259.57	28.23	37.16	97.96	541.21	119.48	242.75	289.96	42.14	25.93	91.28	186.88	297.43	85.06	197.63	84.89	551.39
Henan	7826.72	2707.44	276.80	34.08	40.59	93.93	486.25	98.56	58.13	299.83	38.94	22.42	127.33	154.54	213.18	63.43	146.11	63.19	491.28
Hubei	8701.18	3456.98	304.40	17.97	53.08	141.45	654.29	78.73	185.01	416.43	50.08	31.06	241.06	156.41	218.79	72.67	143.62	47.96	641.76
Hunan	8990.72	3243.88	294.23	16.56	49.03	148.83	719.79	59.39	161.54	360.46	37.03	33.48	167.97	114.69	245.02	49.42	106.98	98.10	590.30
Guangdong	14336.87	5056.68	326.41	20.09	36.73	134.69	1264.72	85.41	489.13	411.77	40.79	50.85	137.15	161.43	306.04	90.34	147.10	57.54	1315.85
Guangxi	8151.26	3398.09	255.65	17.43	41.01	109.45	1040.34	60.94	225.11	300.01	30.16	35.67	86.11	98.47	234.38	56.25	118.27	67.21	619.59
Hainan	8292.89	3546.67	212.78	12.44	17.39	105.05	1015.68	38.14	477.21	342.16	37.26	23.87	106.28	72.32	203.54	50.17	104.07	26.88	700.87

1329.16 ⟶ 2033.50   CAGR = 8.9%
(2007)   (2012)

(yuan)

Shoes	Tailoring and Laundering Service Fees	Residence	Housing	Water, Electricity, Fuels and Others	Household Facilities, Articles and Services	Durable Consumer Goods	Articles for Interior Decoration	Bed Articles	Household Articles for Daily Use	Furniture Materials	Household Services	Health Care and Medical Services	Transport and Communications	Transport	Communications	Education, Culture and Recreation Services	Recreation Articles	Education	Recreation Services	Miscellaneous Goods and Services	Miscellaneous Goods	Services
242.64	7.39	982.28	302.19	620.84	601.80	285.54	17.78	52.02	196.04	10.52	39.90	699.09	1357.41	759.12	598.28	1329.16	343.17	638.40	347.59	357.70	227.43	130.27
387.77	14.06	1246.19	605.89	573.83	981.13	478.44	28.31	69.11	336.44	8.11	60.72	1294.07	2328.51	1401.13	927.38	2383.96	788.83	876.92	718.21	649.66	438.13	211.53
243.17	9.45	1417.45	499.86	858.27	700.56	423.16	40.81	54.18	192.03	5.06	45.33	1163.98	1309.94	689.06	620.88	1639.83	498.69	773.62	367.53	463.64	304.16	159.48
256.36	7.66	917.19	176.08	708.64	646.75	320.01	19.20	67.61	113.67	14.68	21.59	833.51	1010.51	522.18	488.33	895.06	312.87	395.69	186.51	266.16	156.92	109.23
242.96	4.34	991.77	346.89	586.42	477.74	270.53	15.70	28.66	130.22	13.09	19.55	640.22	1027.99	544.38	483.61	1054.06	247.85	582.34	223.87	245.07	137.10	107.97
311.99	15.52	941.79	320.83	540.96	561.71	247.82	26.66	63.17	197.75	14.45	21.86	719.13	1123.82	613.08	510.74	1245.09	351.84	553.34	339.91	468.17	312.21	155.96
286.90	9.54	1047.04	250.77	760.37	439.28	204.69	22.83	61.46	117.55	12.18	20.58	879.08	1033.36	486.68	546.68	1052.94	290.47	609.51	152.96	400.16	218.26	181.90
282.45	12.03	1062.46	202.49	801.53	407.35	151.05	20.77	50.77	156.37	6.83	21.57	854.80	873.88	414.30	459.58	997.75	242.95	580.57	174.23	394.29	223.18	171.11
281.37	8.74	784.51	169.92	580.55	355.67	139.42	7.71	37.34	142.99	6.79	21.43	729.55	746.03	321.53	424.50	938.21	222.86	557.20	158.15	310.67	205.98	104.69
286.28	12.38	1412.10	586.54	656.24	959.49	437.64	33.34	85.48	262.09	2.61	118.33	857.11	3153.72	2079.06	1074.66	2653.67	740.99	1203.57	709.11	763.80	551.66	212.14
217.09	7.54	1020.09	488.81	493.75	707.31	336.98	12.19	60.60	226.87	6.16	64.50	689.37	1303.02	811.86	491.16	1699.26	474.30	726.46	498.50	377.37	231.68	145.68
285.12	7.77	1168.08	400.94	713.17	666.02	315.66	21.80	76.53	174.73	11.82	65.40	869.06	2473.40	1531.10	942.30	2158.32	465.09	1197.90	495.34	467.52	305.43	162.09
232.68	8.40	850.24	287.44	507.20	465.68	204.51	16.89	50.73	160.06	16.06	17.45	554.44	881.38	396.55	494.75	1169.99	259.91	667.93	242.15	309.30	177.92	131.38
192.36	3.39	1261.18	454.59	750.86	645.40	308.97	11.18	47.48	224.10	5.96	47.69	502.41	1606.90	837.87	769.02	1426.34	370.38	628.76	427.20	375.98	211.87	164.11
193.16	4.61	728.76	164.90	535.89	587.40	291.18	9.63	44.19	206.77	10.85	24.78	385.91	732.97	242.40	490.57	973.38	215.70	473.60	284.09	294.60	184.85	109.76
283.56	7.65	1027.58	322.71	652.44	661.03	368.79	29.12	46.27	195.19	11.10	20.58	708.58	1333.63	827.40	506.23	1191.18	383.45	576.36	231.38	325.64	226.57	99.07
236.43	5.86	795.39	215.00	523.76	549.14	288.01	14.70	49.84	164.11	13.06	19.43	626.55	858.33	320.64	537.69	936.55	235.78	455.28	245.60	300.19	187.00	113.19
239.52	8.15	856.97	244.44	573.88	560.16	234.27	12.19	32.06	224.38	22.08	25.17	525.32	903.02	413.65	489.36	1120.29	243.89	591.50	284.91	242.82	164.10	78.71
234.61	6.62	869.59	259.74	573.24	603.18	248.54	17.14	57.17	226.53	10.01	43.79	668.53	986.89	451.17	535.72	1285.24	288.02	622.45	374.77	315.82	200.89	114.92
179.28	4.18	1444.91	360.82	923.17	853.18	355.14	15.99	62.91	302.33	10.09	106.71	762.62	2966.08	2012.62	953.46	1994.86	468.75	812.03	714.08	454.09	291.30	162.79
139.86	4.34	803.04	217.29	547.62	491.03	229.47	6.78	38.03	176.99	13.70	26.06	542.07	932.87	512.25	420.62	1050.04	301.42	449.39	299.22	277.43	171.17	106.26
93.30	1.63	819.02	259.66	500.49	519.99	241.37	10.87	28.10	207.54	6.97	25.13	503.78	1401.89	937.64	464.25	837.83	216.61	432.85	188.37	210.85	154.79	56.06

Disclosure 6

National Bureau of Statistics' 2013 China Statistical Yearbook

Page 1 of 1

Link Excel   Link Chinese   Full Window

3-10 Population by Age and Sex (2012)

Data in this table are obtained from the 2012 National Sample Survey on Population Changes. The sampling fraction is 0.831‰.

Age	Population (person)	Male	Female	Percentage to Total Population (%)	Male	Female	Sex Ratio (Female=100)
Total	**1124661**	**576354**	**548307**	**100.00**	**51.25**	**48.75**	**105.12**
0-4	63981	34694	29287	5.69	3.08	2.60	118.46
5-9	61309	33252	28057	5.45	2.96	2.49	118.52
10-14	59845	32370	27475	5.32	2.88	2.44	117.82
15-19	73914	38909	35005	6.57	3.46	3.11	111.15
20-24	101742	52033	49709	9.05	4.63	4.42	104.68
25-29	89936	45257	44679	8.00	4.02	3.97	101.29
30-34	83586	42539	41047	7.43	3.78	3.65	103.64
35-39	89054	45624	43530	7.92	4.05	3.87	104.58
40-44	107532	54913	52620	9.56	4.88	4.68	104.36
45-49	99312	50563	48748	8.83	4.50	4.33	103.72
50-54	61916	31554	30362	5.51	2.81	2.70	103.93
55-59	71403	36136	35267	6.35	3.21	3.14	102.46
60-64	55427	27928	27499	4.93	2.48	2.45	101.56
65-69	37579	18728	18851	3.34	1.67	1.68	99.35
70-74	28225	13991	14234	2.51	1.24	1.27	98.30
75-79	21250	10125	11126	1.89	0.90	0.99	91.00
80-84	12147	5428	6719	1.08	0.48	0.60	80.79
85-89	4780	1859	2921	0.42	0.17	0.26	63.64
90-94	1439	484	955	0.13	0.04	0.08	50.63
95+	283	66	217	0.03	0.01	0.02	30.12

a) Because data by region are calculated by the method of weighted sum, total data of the national sample survey on population changes is not equal to the sum of each item. The same applies to the tables following.

Chinese population between the ages of 20 and 29:

$(101742+89936)/0.831‰ = 231$ million

http://www.stats.gov.cn/tjsj/ndsj/2013/html/Z0310E.HTM 1/9/2014

Disclosure 7

National Bureau of Statistics' 2013 China Statistical Yearbook

Link Excel Link Chinese Full Window

3-1 Population and Its Composition

(10 000 persons)

Year	Total Population (year-end)	By Sex				By Residence			
		Male		Female		Urban		Rural	
		Population	Proportion	Population	Proportion	Population	Proportion	Population	Proportion
1949	54167	28145	51.96	26022	48.04	5765	10.64	48402	89.36
1950	55196	28669	51.94	26527	48.06	6169	11.18	49027	88.82
1951	56300	29231	51.92	27069	48.08	6632	11.78	49668	88.22
1955	61465	31809	51.75	29656	48.25	8285	13.48	53180	86.52
1960	66207	34283	51.78	31924	48.22	13073	19.75	53134	80.25
1965	72538	37128	51.18	35410	48.82	13045	17.98	59493	82.02
1970	82992	42686	51.43	40306	48.57	14424	17.38	68568	82.62
1971	85229	43819	51.41	41410	48.59	14711	17.26	70518	82.74
1972	87177	44813	51.40	42364	48.60	14935	17.13	72242	82.87
1973	89211	45876	51.42	43335	48.58	15345	17.20	73866	82.80
1974	90859	46727	51.43	44132	48.57	15595	17.16	75264	82.84
1975	92420	47564	51.47	44856	48.53	16030	17.34	76390	82.66
1976	93717	48257	51.49	45460	48.51	16341	17.44	77376	82.56
1977	94974	48908	51.50	46066	48.50	16669	17.55	78305	82.45
1978	96259	49567	51.49	46692	48.51	17245	17.92	79014	82.08
1979	97542	50192	51.46	47350	48.54	18495	18.96	79047	81.04
1980	98705	50785	51.45	47920	48.55	19140	19.39	79565	80.61
1981	100072	51519	51.48	48553	48.52	20171	20.16	79901	79.84
1982	101654	52352	51.50	49302	48.50	21480	21.13	80174	78.87
1983	103008	53152	51.60	49856	48.40	22274	21.62	80734	78.38
1984	104357	53848	51.60	50509	48.40	24017	23.01	80340	76.99

urban population			
1990	114333	58904	51.52	55429	48.48	30195	26.41	84138	73.59
1991	115823	59466	51.34	56357	48.66	31203	26.94	84620	73.06
1992	117171	59811	51.05	57360	48.95	32175	27.46	84996	72.54
1993	118517	60472	51.02	58045	48.98	33173	27.99	85344	72.01
1994	119850	61246	51.10	58604	48.90	34169	28.51	85681	71.49
1995	121121	61808	51.03	59313	48.97	35174	29.04	85947	70.96
1996	122389	62200	50.82	60189	49.18	37304	30.48	85085	69.52
1997	123626	63131	51.07	60495	48.93	39449	31.91	84177	68.09
1998	124761	63940	51.25	60821	48.75	41608	33.35	83153	66.65
1999	125786	64692	51.43	61094	48.57	43748	34.78	82038	65.22
2000	126743	65437	51.63	61306	48.37	45906	36.22	80837	63.78
2001	127627	65672	51.46	61955	48.54	48064	37.66	79563	62.34
2002	128453	66115	51.47	62338	48.53	50212	39.09	78241	60.91
2003	129227	66556	51.50	62671	48.50	52376	40.53	76851	59.47
2004	129988	66976	51.52	63012	48.48	54283	41.76	75705	58.24
2005	130756	67375	51.53	63381	48.47	56212	42.99	74544	57.01
2006	131448	67728	51.52	63720	48.48	58288	44.34	73160	55.66
2007	132129	68048	51.50	64081	48.50	60633	45.89	71496	54.11
2008	132802	68357	51.47	64445	48.53	62403	46.99	70399	53.01
2009	133450	68647	51.44	64803	48.56	64512	48.34	68938	51.66
2010	134091	68748	51.27	65343	48.73	66978	49.95	67113	50.05
2011	134735	69068	51.26	65667	48.74	69079	51.27	65656	48.73
2012	135404	69395	51.25	66009	48.75	71182	52.57	64222	47.43

a) Figures 1981 (inclusive) are from household registrations; for the year 1982,1990,2000 and 2010 are the census year estimates; the rest of the data covered in those tables have been estimated on the basis of the annual national sample surveys of population. The same applies to the relevant tables following.

b) Total population and population by sex include the military personnel of the Chinese People's Liberation Army, the military personnel are classified as urban population in the item of population by residence.

Increase of urban population: from 2007 to 2012 $711.82 - 606.33 = 105$ million

Disclosure 8

National Bureau of Statistics of China Database

国家数据

English

National data 国家数据
中华人民共和国国家统计局
National Bureau of Statistics of China

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  - 人口
  - 就业人员和工资
  - 固定资产投资和房地产
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地区：全国　　查询时间：2012年 至今

指标	2012年	2011年	2010年	2009年	2008年	2007年
高等教育毕业生数(万人)						
研究生毕业生数(万人)	48.6455	42.9994	38.3600	37.1273	34.4825	31.1839
博士毕业生数(万人)	5.1713	5.0289	4.8987	4.8658	4.3759	4.1464
硕士毕业生数(万人)	43.4742	37.9705	33.4613	32.2615	30.1066	27.0375
普通本专科毕业生数(万人)	624.7338	608.1565	575.4245	531.1023	511.9498	447.7907
普通本科毕业生数(万人)	303.8473	279.6229	259.0535	245.5359	225.6783	199.5944
普通专科毕业生数(万人)	320.8865	328.5336	316.3710	285.5664	286.2715	248.1963
成人本专科毕业生数(万人)	195.4357	190.6640	197.2873	194.3893	169.0944	176.4400
成人本科毕业生数(万人)	80.1015	75.5402	80.3915	86.5421	68.4506	67.4890
成人专科毕业生数(万人)	115.3342	115.1238	116.8958	107.8472	100.6438	108.9510
其他高等学历教育毕业生数(万人)						
在职人员攻读博士、硕士学位毕业生数(万人)						
网络本专科生毕业生数(万人)	136.0870	129.9253	110.5529	98.3521	90.1522	82.8225
网络本科毕业生数(万人)	47.7949	46.0149	42.2543	40.5549	40.3824	37.7161
网络专科毕业生数(万人)	88.2921	83.9104	68.2986	57.7972	49.7698	45.1064
中等教育毕业生数(万人)	3,202.0579	3,266.5962	3,281.8276	3,311.5503	3,360.5282	3,406.0580
高中阶段教育毕业生数(万人)	1,478.0256	1,470.2827	1,468.7477	1,458.7074	1,426.0560	1,335.6902
高中毕业生数(万人)	803.1310	809.9367	803.4528	833.5170	845.3965	804.7870
普通高中毕业生数(万人)	791.5046	787.7401	794.4335	823.7220	836.0593	788.3143
普通高中完全中学毕业生数(万人)	261.39	261.88				
高级中学毕业生数(万人)	511.97	508.82				
十二年一贯制普通高中毕业生数(万人)	18.15	17.04				
成人高中毕业生数(万人)	11.6264	22.1966	9.0193	9.7950	9.3372	16.4727

College graduates
(10,000)

http://data.stats.gov.cn/workspace/index?a=q&type=global&dbcode=hgnd&m=hgnd&dimension=zb&code=A0M020305&region=000000&time=2012,2012[1/10/2014 2:52:53 PM]

各子市场的发展状况

IT 培训市场

市场驱动力分析

- **IT 行业保持了稳步发展的势头**

根据 IDC 的统计，从 2011 年开始，中国的整体 IT 市场呈现接近饱和的迹象，增速大幅度下滑。仅两年的时间内，IT 整体市场增速由 2011 年的 17%下降到 9%。与这一趋势相比，整体软件市场虽然增速水平略有下降，但 2013 年仍然达到了 10%的增长率，只比 2011 年的 11%略微降了一个百分点。IT 市场新的技术和趋势对软件人才的需求在过去几年一直维持较高水平。在所有软件开发类人才的需求中，对 JAVA 工程师的需求达到全部需求量的 60%以上。IT 服务市场相对而言最为坚挺，虽然增速在 2012 年相比前一年下降了三个百分点，但是 2013 年表现出了逆势微弱增长，增速达到略高于 12%的水平。

China's IT service industry grew by a little more than 12% in 2013 compared to 2012.

- **IT 技术持续发展导致从业者必须不断补充知识**

IT 技术的不断发展，对于 IT 从业者本身和 IT 专业的大学生都是一个必须正视的挑战。软件行业正在经历重大转型，这一趋势在 2013 年已经非常明显。从软件的基础架构到编写方式甚至是销售方式都在经历深刻的转型，估计这个趋势至少会持续十年左右，将为软件功能带来革命性的提升。此外，移动互联网和云概念、大数据等的普及也在推动 IT 领域新的技术浪潮。对于企业和普通消费者而言，未来势必将会越来越难以自己管理复杂的 IT 系统，不得不依赖第三方提供的 IT 服务。此外，由于 IT 产品升级换代导致企业用户采购之后需要进行相应的培训，也对整个市场有重要贡献。

现有学校的课程往往滞后于 IT 技术的升级步伐，导致大学生在择业过程中的议价能力下降。为了弥补这一不足，相当多的 IT 相关专业的学生会选择通过 IT 培训来跟上行业步伐。对 IT 行业的工作人员而言，为了在激烈的竞争中保持自己的地位，推动个人职业生涯发展，同样需要参加职业培训来提升从业技能。

- **IT 技术在其他行业的推广导致这些行业产生新兴职位**

当前以互联网应用为特征的 IT 技术革命仍然在继续深入，其中尤以移动互联网为最大的热点。互联网与传统产业的结合，派生出大量的新行业与新职位。IT 本身的扩张，也会形成数量可观的新职位，吸纳求职者。对于接受过高等教育的择业人群而言，这些职位具有相当强的吸引力。这是推动 IT 培训持续高热的重要驱动力之一。

- **来自非 IT 企业就业的大量 IT 类职位的存在使从业者有了更广泛的择业面**

由于信息化产业带动工业化发展。整个工业化通过软件提升效率，需要大量的软件工程师。企业对信息化越来越依赖，年产值超过 1 亿以上的企业都有 IT 专业人员的需求，这就使 IT 专业技术人才的就业领域更广泛。目前在一些品牌 IT 培训机构中，约 40%的学生就业于非 IT 企业。

- **从地域角度的择业自由度增加**

经过多年的发展，IT 已经成为一个相当庞大的产业圈或生态系统，就业面宽。IT 类的企业或职位分布广泛，不仅存在于所有一线城市，还普遍分布于二三线城市。通过参与 IT 类的培训，求职者可以获得更大的自由择业范围，不必受制于地域和行业。

40% of graduates from some branded IT professional education providers are employed by non-IT companies.

©2014 IDC #CH245470 11

表 5

主要 IT 培训机构公司信息与业务信息

排名	名称	2013 年销售收入（万元）	年培训学生数量（人次）	分中心数量	覆盖城市数量	城市名称	总部所在地
4	东软 IT 培训	10000	6000	14	9	天津、沈阳、大连、南京、成都、郑州、南昌、广州、青岛	天津

来源: IDC, 2013

Courses Information of Key IT Professional Education Service Providers

表 6

主要 IT 培训机构课程信息

名称 (Providers)	主要培训课程 (Courses)	培训时间	价格（元） (Tuition fee (RMB))
达内科技 (Tarena)	JAVA 培训	4-5 月，1000 小时	15800
	C++	4-5 月，1000 小时	15800
	.NET	4-5 月，1000 小时	13800
	嵌入式	4-5 月，1000 小时	15800
	PHP	4-5 月，1000 小时	13800
	软件测试	4-5 月，1000 小时	14800
	iOS	4-5 月，1000 小时	15800
	Android	4-5 月，1000 小时	15800
	UID	4-5 月，1000 小时	16800
	网络系统工程	4-5 月，1000 小时	15800
北大青鸟	学士后 JAVA	4-6 月	12800
	学士后 Android	4-6 月	12800
	软件测试	-	16800

©2014 IDC #CH245470 15

表 6 Courses Information of Key IT Professional Education Service Providers

Tuition fee (RMB)

主要 IT 培训机构课程信息

名称	主要培训课程	培训时间	价格（元）
	学士后.NET	4-6 个月	12800
	Benet	1.5 学年	32680
	学士后网络营销	4 个月（每周 3 全天课程）	13800
中软 ETC	Java 软件工程师	4 个月	8800-12800
	C/C++软件工程师	4 个月	-
	嵌入式软件工程师	4 个月	12800
	Java+Android 开发工程师	4 个月	8800-12800
	测试工程师	4 个月	8800-12800
	.NET 软件工程师	4 个月	8800-12800
东软	JAVA+3G 软件开发工程师	4 个月	5800-12800
	JAVA/C++ 就业实训精英	4 个月	5800-12800
	嵌入式+物联网就业实训精品	4 个月	5800-12800

来源: IDC, 2013

市场规模

2013 年，IT 培训市场达到 77.3 亿元，2010-2013 年 IT 培训市场的年复合增长率达到了 13.7%。

©2014 IDC #CH245470 16

2006-2016 China's Online Advertising Market Size and Forecast

2012年中国网络广告发展情况

中国互联网广告规模达到新量级，增速平稳，趋于成熟

2012年中国互联网广告市场规模为753.1亿元，较2011年增长46.8%，达到一个新的量级。除去2009年受金融危机影响外，近年来基本保持较高增速。2010年市场规模强势反弹，市场增长率基本保持在50%以上，仍处于高速发展期；2012年整体增速略有放缓，但增势依然迅猛。

在目前市场预期下，2013年市场量级或将超过千亿级别，2015年市场规模或超两千亿元，未来三年互联网广告产业会进入到一个30%年增长的水平，并在更长的一段时期里进入保持成熟发展。

2006-2016中国互联网广告市场规模及预测

4000
3000
2000
1000
0
48.4%
74.6%
60.4%
24.0%
54.4%
57.6%
46.8%
36.0%
34.0%
26.4%
19.2%
60.7
106.0
170.0
210.8
325.5
512.9
753.1
1023.9
1371.6
1734.2
2067.5
2006
2007
2008
2009
2010
2011
2012
2013e
2014e
2015e
2016e
325.5 ⟶ 1023.9 CAGR=46.5%
(2010) (2013)
网络广告市场规模（亿元）
增长率（%）
Online Advertising Market Size (RMB 100 million)

注释：1. 互联网广告市场规模按照媒体收入作为统计依据，不包括渠道代理商收入；2. 此统计数据包含搜索联盟的联盟广告收入，也包含搜索联盟向其他媒体网站的广告分成。
来源：根据企业公开财报、行业访谈及艾瑞统计预测模型估算。

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